UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 32297

_____

CPFL Energy Incorporated

(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: June 30, 2010**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**
4 - NIRE (State Registration Number)		
35300186133		

01.02 - HEAD OFFICE

1 - ADDRESS				2 - DISTRICT
Rua Gomes de Carvalho, 1510 - 14º– Cj 2				Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -	
15 - E-MAIL ri@cpfl.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME				
Wilson P. Ferreira Junior				
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5				3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -	
16 - E-MAIL wferreira@cpfl.com.br				

01.04 –REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01.01.2010	12.31.2010	2	04.01.2010	06.30.2010	1	01.01.2010	03.31.2010

09 - INDEPENDENT ACCOUNTANT	**10 - CVM CODE**
KPMG Auditores Independentes	00418-9
11. PARTNER IN CHARGE	**12 - CPF (INDIVIDUAL TAX ID)**
Jarib Brisola Duarte Fogaça	012.163.378-02

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 CURRENT QUARTER 06/30/2010	2 PREVIOUS QUARTER 03/31/2010	3 SAME QUARTER PREVIOUS YEAR 06/30/2009
Paid-in Capital			
1 – Common	481,137,130	479,910,938	479,910,938
2 – Preferred	0	0	0
3 – Total	481,137,130	479,910,938	479,910,938
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY **Commercial, Industrial and Other**
2 - STATUS **Operational**
3 - NATURE OF OWNERSHIP **Private National**
4 - ACTIVITY CODE **3120– Administration and Participation Company - Electric Energy**
5 - MAIN ACTIVITY **Holding**
6 - CONSOLIDATION TYPE **Full**
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT **Unqualified**

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04/26/2010	Dividend	04/30/2010	ON (Common shares)	1,3648726500
02	RCA	08/11/2010	Dividend		ON (Common shares)	1,6095795990

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 - SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

3

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2010	4 – 03/31/2010
1	Total assets	6,433,621	6,611,563
1.01	Current assets	1,422,373	1,223,467
1.01.01	Cash and cash equivalents	70,972	217,958
1.01.02	Credits	1,348,610	1,003,175
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	1,348,610	1,003,175
1.01.02.02.01	Dividends and interest on shareholders' equity	1,230,433	901,882
1.01.02.02.02	Financial investments	40,209	39,615
1.01.02.02.03	Recoverable taxes	61,265	44,763
1.01.02.02.04	Deferred taxes	16,320	16,320
1.01.02.02.05	Prepaid expenses	286	317
1.01.02.02.06	Derivatives	97	278
1.01.03	Materials and supplies	0	0
1.01.04	Other	2,791	2,334
1.02	Noncurrent assets	5,011,248	5,388,096
1.02.01	Long-term assets	228,660	244,727
1.02.01.01	Other receivables	204,927	218,641
1.02.01.01.01	Financial investments	51,675	57,338
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	149,024	157,200
1.02.01.01.04	Prepaid expenses	1,038	1,119
1.02.01.01.05	Escrow deposits	403	197
1.02.01.02	Related parties	23,723	26,086
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	23,723	26,086
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	10	0
1.02.02	Permanent assets	4,782,588	5,143,369
1.02.02.01	Investments	4,776,038	5,138,834
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,319,495	3,678,260
1.02.02.01.04	Permanent equity interests - goodwill	1,469,371	1,473,402
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	170	125
1.02.02.03	Intangible assets	6,380	4,410
1.02.02.04	Deferred charges	0	0

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: June 30, 2010

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 06/30/2010	4 – 03/31/2010
2	Total liabilities	6,433,621	6,611,563
2.01	Current liabilities	844,444	686,787
2.01.01	Loans and financing	0	0
2.01.02	Debentures	13,673	3,122
2.01.02.01	Interest on debentures	13,673	3,122
2.01.03	Suppliers	1,590	2,665
2.01.04	Taxes and social contributions payable	28,060	178
2.01.05	Dividends	791,163	672,013
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	9,958	8,809
2.01.08.01	Accrued liabilities	139	100
2.01.08.02	Derivatives	103	0
2.01.08.03	Other	9,716	8,709
2.02	Noncurrent liabilities	451,009	451,635
2.02.01	Long-term liabilities	451,009	451,635
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	393	187
2.02.01.03.01	Reserve for contingencies	393	187
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	616	1,448
2.02.01.06.01	Derivatives	598	1,430
2.02.01.06.02	Other	18	18
2.03	Deferred income	0	0
2.05	Shareholders' equity	5,138,168	5,473,141
2.05.01	Capital	4,793,424	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	341,751
2.05.04.01	Legal reserves	341,751	341,751
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit retention	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	2,977	390,199
2.05.07	Advance for future capital increase	0	0

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	Gross operating revenues	2	2	0	0
3.02	Deductions	0	0	0	0
3.03	Net operating revenues	2	2	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	2	2	0	0
3.06	Operating income (expense)	509,879	899,946	414,908	697,444
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(6,226)	(11,022)	(4,071)	(7,883)
3.06.03	Financial	92,775	94,245	87,805	80,196
3.06.03.01	Financial income	105,371	117,995	101,742	109,972
3.06.03.01.01	Interest on Shareholders' Equity	98,669	98,669	102,134	102,134
3.06.03.01.02	Other Financial Income	6,702	19,326	(392)	7,838
3.06.03.02	Financial expense	(12,596)	(23,750)	(13,937)	(29,776)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(36,878)	(72,240)	(38,283)	(75,470)
3.06.05.01	Amortization of intangible asset of concession	(36,878)	(72,240)	(37,187)	(74,374)
3.06.05.02	Operating expesnse	0	0	(1.096)	(1.096)
3.06.06	Equity in subsidiaries	460,208	888,963	369,457	700,601
3.07	Operating income	509,881	899,948	414,908	697,444
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: June 30, 2010

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	**2 – Description**	**3 - 04/01/2010 to 06/30/2010**	**4 - 01/01/2010 to 06/30/2010**	**5 - 04/01/2009 to 06/30/2009**	**6 - 01/01/2009 to 06/30/2009**
3.09	Income before taxes on income and profit sharing	509,881	899,948	414,908	697,444
3.10	Income tax and social contribution	(18,805)	(18,805)	(18,581)	(18,581)
3.10.01	Social Contribuition	(4,361)	(4,361)	(3,698)	(3,698)
3.10.02	Income Tax	(14,444)	(14,444)	(14,883)	(14,883)
3.11	Deferred income tax	(8,177)	(8,045)	(5,225)	(5,058)
3.11.01	Deferred social contribution	(1,913)	(1,890)	(1,583)	(1,653)
3.11.02	Deferred income tax	(6,264)	(6,155)	(3,642)	(3,405)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	(98,669)	(98,669)	(102,134)	(102,134)
3.15	Net income	384,230	774,429	288,968	571,671
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0,79859	1,60958	0,60213	1,19120
	NET LOSS PER SHARE (Reais)				

7

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: June 30, 2010

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

04.01 – STATEMENTS OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
4.01	Net cash from operating activities	491,792	481,769	538,639	518,756
4.01.01	Cash generated from operations	(7,796)	(6,593)	(744)	(1,331)
4.01.01.01	Net income, including income tax and social contribution	411,212	801,279	312,774	595,310
4.01.01.02	Noncontrolling interest	0	0	0	0
4.01.01.03	Depreciation and amortization	36,914	72,306	37,216	74,433
4.01.01.04	Reserve for contingencies	0	0	9,447	9,447
4.01.01.05	Interest and monetary and exchange restatement	4,286	8,785	8,180	18,984
4.01.01.06	Equity in subsidiaries	(460,208)	(888,963)	(369,457)	(700,601)
4.01.01.07	Loss on the noncurrent assets disposal	0	0	1,096	1,096
4.01.02	Variation on assets and liabilities	499,588	488,362	539,383	520,087
4.01.02.01	Dividend and interest on shareholders' equity received	493,015	500,014	540,768	551,768
4.01.02.02	Recoverable taxes	(1,691)	(2,144)	(1,016)	(2,206)
4.01.02.03	Escrow deposits	(206)	(393)	(2)	(2)
4.01.02.04	Other operating assets	(546)	(283)	69	153
4.01.02.05	Suppliers	(1,075)	(1,068)	232	(56)
4.01.02.06	Other taxes and social contributions	9,077	9,153	59	33
4.01.02.07	Interest on debts - paid	0	(19,398)	1	(29,817)
4.01.02.08	Other operating liabilities	1,014	2,481	(728)	214
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	13,524	22,617	8,171	75,496
4.02.01	Decrease of capital in subsidiaries	0	0	0	60,236
4.02.02	Acquisition of property, plant and equipment	(45)	(169)	0	0
4.02.03	Financial investments	11,179	21,239	10,324	20,066
4.02.04	Acquisition of intangible assets – other	0	0	(83)	(112)
4.02.05	Sale of noncurrent assets	0	(45)	0	0
4.02.06	Advances for future capital increase	(95)	(95)	(90)	(100)
4.02.07	Intercompany loans with subsidiaries and associated companies	2,413	1,614	(1,980)	(4,594)
4.02.08	Other	72	73	0	0
4.03	Net cash in financing activities	(652,302)	(652,540)	(603,516)	(603,779)
4.03.01	Loans, financing and debentures obtained	0	0	0	0
4.03.02	Payment of loans, financing and debentures (principal), net of derivatives	0	(198)	0	(239)
4.03.03	Dividend and interest on shareholders' equity paid	(652,302)	(652,342)	(603,516)	(603,540)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(146,986)	(148,154)	(56,706)	(9,527)
4.05.01	Cash and cash equivalents at beginning of period	217,958	219,126	62,881	15,702
4.05.02	Cash and cash equivalents at end of period	70,972	70,972	6,175	6,175

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM APRIL 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	390,199	0	5,473,141
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	390,199	0	5,473,141
5.04	Net income / Loss for the period	0	0	0	0	384,230	0	384,230
5.05	Distribution	0	0	0	0	(774,429)	0	(774,429)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

9

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: June 30, 2010**

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	**2 – Description**	**3 - Capital**	**4 – Capital Reserves**	**5 – Revaluation Reserves**	**6 – Profit Reserves**	**7 – Retained earnings**	**8 – Equity valuation adjustments**	**9 – Shareholders' Equity Total**
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	341,751	2,977	0	5,138,168

10

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	774,429	0	774,429
5.05	Distribution	0	0	0	0	(774,429)	0	(774,429)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

11

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Date: June 30, 2010

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	341,751	2,977	0	5,138,168

12

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 06/30/2010	4 – 03/31/2010
1	Total assets	17,342,478	17,278,753
1.01	Current assets	4,261,514	4,527,925
1.01.01	Cash and cash equivalents	1,375,099	1,684,702
1.01.02	Credits	2,680,769	2,671,464
1.01.02.01	Accounts receivable	1,832,239	1,801,794
1.01.02.01.01	Consumers, concessionaires and licensees	1,918,149	1,882,494
1.01.02.01.02	Allowance for doubtful accounts	(85,910)	(80,700)
1.01.02.02	Other credits	848,530	869,670
1.01.02.02.01	Financial investments	40,209	39,615
1.01.02.02.02	Recoverable taxes	224,052	174,406
1.01.02.02.03	Deferred taxes	163,501	163,148
1.01.02.02.04	Deferred tariff cost variations	226,090	337,309
1.01.02.02.05	Prepaid expenses	194,274	145,353
1.01.02.02.06	Derivatives	404	9,839
1.01.03	Materials and supplies	17,631	16,735
1.01.04	Other	188,015	155,024
1.02	Noncurrent assets	13,080,964	12,750,828
1.02.01	Long-term assets	2,420,784	2,435,211
1.02.01.01	Other credits	2,254,487	2,272,171
1.02.01.01.01	Consumers, concessionaires and licensees	199,300	216,139
1.02.01.01.02	Financial investments	70,143	75,394
1.02.01.01.03	Recoverable taxes	119,935	109,284
1.02.01.01.04	Deferred taxes	1,059,493	1,103,699
1.02.01.01.05	Deferred tariff cost variations	46,645	30,765
1.02.01.01.06	Prepaid expenses	48,320	50,442
1.02.01.01.07	Escrow deposits	701,644	686,348
1.02.01.01.08	Derivatives	9,007	100
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	166,297	163,040
1.02.02	Permanent assets	10,660,180	10,315,617
1.02.02.01	Investments	104,916	104,858
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	117,744	117,686
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	8,012,355	7,671,249
1.02.02.03	Intangible assets	2,529,610	2,525,301
1.02.02.04	Deferred charges	13,299	14,209

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 06/30/2010	4 – 03/31/2010
2	Total liabilities	17,342,478	17,278,753
2.01	Current liabilities	4,633,854	5,455,725
2.01.01	Loans and financing	541,928	1,396,670
2.01.01.01	Accrued interest on debts	34,308	84,687
2.01.01.02	Loans and financing	507,620	1,311,983
2.01.02	Debentures	640,417	574,669
2.01.02.01	Accrued interest on debentures	114,217	74,838
2.01.02.02	Debentures	526,200	499,831
2.01.03	Suppliers	1,078,422	994,669
2.01.04	Taxes and social contributions payable	524,717	532,616
2.01.05	Dividends and interest on equity	799,318	681,185
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,049,052	1,275,916
2.01.08.01	Employee pension plans	43,006	41,954
2.01.08.02	Regulatory charges	109,707	100,028
2.01.08.03	Accrued liabilities	63,824	50,384
2.01.08.04	Deferred tariff gain variations	336,713	487,668
2.01.08.05	Deferred tax debts	158	200
2.01.08.06	Derivatives	1,281	0
2.01.08.07	Other	494,363	595,682
2.02	Noncurrent liabilities	7,497,551	6,262,692
2.02.01	Long-Term liabilities	7,497,551	6,262,692
2.02.01.01	Loans and financing	3,748,114	2,979,976
2.02.01.01.01	Accrued Interest on debts	8,733	14,424
2.02.01.01.02	Loans and financing	3,739,381	2,965,552
2.02.01.02	Debentures	2,946,876	2,551,198
2.02.01.03	Reserves	127,655	42,259
2.02.01.03.01	Reserve for contingencies	127,655	42,259
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	674,906	689,259
2.02.01.06.01	Suppliers	21,328	31,992
2.02.01.06.02	Employee pension plans	344,620	383,894
2.02.01.06.03	Taxes and social contributions payable	1,309	1,476
2.02.01.06.04	Deferred tax debts	284	4,677
2.02.01.06.05	Deferred tariff gain variations	115,395	64,647
2.02.01.06.06	Derivatives	1,134	10,767
2.02.01.06.07	Other	190,836	191,806
2.03	Deferred revenue	0	0
2.04	Noncontrolling shareholders' interest	72,905	87,195
2.05	Shareholders' equity	5,138,168	5,473,141
2.05.01	Capital	4,793,424	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	341,751
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	341,751	341,751
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0

2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	2,977	390,199
2.05.07	Advance for future capital increase	0	0

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	Operating revenues	4,009,550	8,118,357	3,926,774	7,514,529
3.02	Deductions from operating revenues	(1,369,541)	(2,693,284)	(1,278,301)	(2,480,088)
3.02.01	ICMS (State VAT)	(670,889)	(1,350,352)	(650,338)	(1,260,961)
3.02.02	PIS (Tax on Revenue)	(64,894)	(130,982)	(62,548)	(119,665)
3.02.03	COFINS (Tax on Revenue)	(298,914)	(603,370)	(288,099)	(551,196)
3.02.04	ISS (Tax on Service Revenue)	(724)	(1,517)	(874)	(1,776)
3.02.05	Global reversal reserve – RGR	(16,994)	(32,364)	(13,162)	(25,833)
3.02.06	Fuel consumption account - CCC	(149,108)	(249,384)	(118,540)	(248,705)
3.02.07	Energy development account - CDE	(123,558)	(242,719)	(110,806)	(209,585)
3.02.08	Research and Development and Energy Efficiency Programs	(29,787)	(57,022)	(25,122)	(47,827)
3.02.09	PROINFA	(14,673)	(25,571)	(8,819)	(14,547)
3.02.10	Emergency Charges (ECE/EAEE)	0	(3)	7	7
3.03	Net operating revenues	2,640,009	5,425,073	2,648,473	5,034,441
3.04	Cost of electric energy services	(1,760,493)	(3,617,482)	(1,880,188)	(3,546,156)
3.04.01	Electric energy purchased for resale	(1,230,627)	(2,555,142)	(1,329,525)	(2,535,143)
3.04.02	Electric energy network usage charges	(298,289)	(610,876)	(309,228)	(546,198)
3.04.03	Personnel	(85,585)	(173,149)	(87,196)	(163,091)
3.04.04	Employee pension plans	21,800	43,599	(921)	(1,840)
3.04.05	Material	(15,704)	(29,069)	(13,205)	(25,276)
3.04.06	Outsourced services	(46,735)	(82,150)	(40,674)	(74,300)
3.04.07	Depreciation and amortization	(88,640)	(177,617)	(88,166)	(175,518)
3.04.08	Other	(15,446)	(30,642)	(10,038)	(22,208)
3.04.09	Cost of services rendered to third parties	(1,267)	(2,436)	(1,235)	(2,582)
3.05	Gross operating income	879,516	1,807,591	768,285	1,488,285
3.06	Operating income (expense)	(278,812)	(591,595)	(313,227)	(579,509)
3.06.01	Sales and marketing	(79,948)	(143,858)	(68,115)	(115,807)
3.06.02	General and administrative	(69,583)	(187,924)	(89,898)	(187,838)
3.06.03	Financial income (expense)	(73,988)	(149,983)	(93,835)	(156,795)
3.06.03.01	Financial income	107,277	206,173	73,853	193,128
3.06.03.02	Financial expenses	(181,265)	(356,156)	(167,688)	(349,923)
3.06.03.02.01	Financial expenses	0	0	(167,279)	(349,514)
3.06.03.02.02	Interest on Shareholders' Equity	0	0	(409)	(409)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(55,293)	(109,830)	(61,379)	(119,069)
3.06.05.01	Amortization of intangible asset of concession	(46,203)	(90,891)	(46,724)	(93,449)
3.06.05.02	Other operating expense	(9,090)	(18,939)	(14,655)	(25,620)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	600,704	1,215,996	455,058	908,776
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and profit sharing	600,704	1,215,996	455,058	908,776
3.10	Income tax and social contribution	(174,348)	(384,990)	(117,980)	(254,320)
3.10.01	Social contribution	(46,520)	(102,080)	(31,000)	(67,831)
3.10.02	Income tax	(127,828)	(282,910)	(86,980)	(186,489)
3.11	Deferred income tax and social contribution	(39,703)	(51,735)	(45,820)	(78,409)
3.11.01	Social contribution	(10,268)	(14,247)	(11,885)	(20,229)
3.11.02	Income tax	(29,435)	(37,488)	(33,935)	(58,180)

3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	409	409
3.14	Noncontrolling shareholders' interest	(2,423)	(4,842)	(2,699)	(4,785)
3.15	Net income	384,230	774,429	288,968	571,671
	SHARES OUTSTANDING EX-TREASURY STOCK (units)	481,137,130	481,137,130	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0,79859	1,60958	0,60213	1,19120
	LOSS PER SHARE (Reais)				

15

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 04/01/2010 to 06/30/2010	4 – 01/01/2010 to 06/30/2010	5 – 04/01/2009 to 06/30/2009	6 – 01/01/2009 to 06/30/2009
4.01	Net cash from operating activities	498,365	1,164,401	619,163	911,944
4.01.01	Cash generated from operations	816,356	1,687,423	745,062	1,499,014
4.01.01.01	Net income, including income tax and social contribution	598,281	1,211,154	452,768	904,400
4.01.01.02	Interest of noncontrolling shareholders	2,423	4,842	2,699	4,785
4.01.01.03	Depreciation and amortization	142,822	284,443	143,736	286,754
4.01.01.04	Reserve for contingencies	(38,244)	(34,651)	6,471	6,671
4.01.01.05	Interest and monetary and exchange restatement	130,640	261,693	130,297	281,687
4.01.01.06	Gain / (loss) on pension plan	(21,800)	(43,599)	921	1,840
4.01.01.07	Equity in subsidiaries	0	0	0	0
4.01.01.08	Losses on disposal of noncurrent assets	2,513	3,944	7,784	11,288
4.01.01.09	Deferred taxes - PIS and COFINS	(279)	(403)	386	1,589
4.01.02	Variation on assets and liabilities	(317,991)	(523,022)	(125,899)	(587,070)
4.01.02.01	Consumers, Concessionaires and Licensees	(13,606)	(47,092)	(19,866)	(101,171)
4.01.02.02	Recoverable Taxes	(45,486)	(28,179)	1,173	(689)
4.01.02.03	Deferred Tariff Costs Variations	95,339	102,891	322,050	238,907
4.01.02.04	Escrow deposits	(4,944)	(27,462)	(5,913)	(4,501)
4.01.02.05	Overcontracting	(43,473)	(34,732)	(18,702)	(14,213)
4.01.02.06	Other operating assets	(33,949)	(52,206)	(5,430)	4,594
4.01.02.07	Suppliers	73,089	35,747	(26,930)	(21,734)
4.01.02.08	Taxes and social contributions paid	(154,672)	(333,477)	(130,213)	(304,814)
4.01.02.09	Other taxes and social contributions	(35,886)	(18,754)	(9,671)	8,588
4.01.02.10	Deferred Tariff Gains Variations	(100,207)	29,954	(54,183)	(48,581)
4.01.02.11	Employee Pension Plans	(16,422)	(38,625)	(11,440)	(35,512)
4.01.02.12	Interest paid on debt	(84,970)	(231,125)	(126,565)	(260,094)
4.01.02.13	Regulatory Charges	9,679	46,708	(5,146)	(21,932)
4.01.02.14	Overcontracting	(117,220)	(95,371)	(42,665)	153
4.01.02.15	Other operating liabilities	154,737	168,701	7,602	(26,071)
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(425,571)	(702,841)	(256,664)	(499,400)
4.02.01	Acquisition of Interest in subsidiaries	(117)	(117)	(133)	(133)
4.02.02	Addition to property, plant and equipment	(433,624)	(707,893)	(265,350)	(526,498)
4.02.03	Financial investments	14,555	17,746	30,948	41,939
4.02.04	Increase of special obligations	17,794	31,004	10,248	24,386
4.02.05	Acquisition of intangible assets – other	(22,538)	(46,114)	(21,263)	(32,772)
4.02.06	Sale of noncurrent assets	1,857	4,709	3,605	7,454
4.02.07	Other	(3,498)	(2,176)	(14,719)	(13,776)
4.03	Net cash in financing activities	(382,397)	(559,636)	(500,333)	(419,335)
4.03.01	Loans, financing and debentures obtained	640,541	800,102	667,864	904,330
4.03.02	Payments of Loans, financing and debentures , net of derivatives	(366,860)	(700,660)	(560,547)	(715,986)
4.03.03	Dividend and interest on shareholders' equity paid	(656,078)	(659,078)	(607,650)	(607,679)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(309,603)	(98,076)	(137,834)	(6,791)
4.05.01	Cash and cash equivalents at beginning of period	1,684,702	1,473,175	868,890	737,847
4.05.02	Cash and cash equivalents at end of period	1,375,099	1,375,099	731,056	731,056

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES **Date: June 30, 2010**

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM APRIL 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	390,199	0	5,473,141
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	390,199	0	5,473,141
5.04	Net income / Loss for the period	0	0	0	0	384,230	0	384,230
5.05	Distribution	0	0	0	0	(774,429)	0	(774,429)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	341,751	2,977	0	5,138,168

17

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2010 TO JUNE 30, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	774,429	0	774,429
5.05	Distribution	0	0	0	0	(774,429)	0	(774,429)
5.05.01	Dividend	0	0	0	0	(774,429)	0	(774,429)
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	52,249	0	0	0	0	0	52,249
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,977	0	2,977
5.13	Final balance	4,793,424	16	0	341,751	2,977	0	5,138,168

18

06.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)   OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	June 30, 2010 Equity Interest - %		March 31, 2010 Equity Interest - %	
		Direct	Indirect	Direct	Indirect
Energy Distribution					
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	100.00	-	99.99	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Full	100.00	-	95.92	-
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	100.00	-	87.27	-
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	100.00	-	86.73	-
Companhia Luz e Força de Mococa ("CPFL Mococa")	Full	100.00	-	86.73	-
Energy Generation					
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Full	-	100.00	-	100.00
CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Full	-	100.00	-	100.00
CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Full	-	100.00	-	100.00
CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Full	-	100.00	-	100.00
CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	52.34	-	52.34
Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Full	-	100.00	-	100.00
Santa Clara II Energias Renováveis Ltda. ("Santa Clara II")	Full	-	100.00	-	100.00
Santa Clara III Energias Renováveis Ltda. ("Santa Clara III")	Full	-	100.00	-	100.00
Santa Clara IV Energias Renováveis Ltda. ("Santa Clara IV")	Full	-	100.00	-	100.00
Santa Clara V Energias Renováveis Ltda. ("Santa Clara V")	Full	-	100.00	-	100.00
Santa Clara VI Energias Renováveis Ltda. ("Santa Clara VI")	Full	-	100.00	-	100.00
Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Full	-	100.00	-	100.00
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00

Centrais Elétricas da Paraíba S.A.-EPASA ("EPASA")	Proportionate	-	51.00	-	51.00
Energy Commercialization and Services					
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
CPFL Planalto Ltda. ("CPFL Planalto")	Full	100.00	-	100.00	-
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Full	100.00	-	87.82	-
Holding Company					
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Full	100.00	-	100.00	-
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Full	100.00	-	87.34	-
Chapecoense Geração S.A. ("Chapecoense")	Proportionate	-	51.00	-	51.00

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated quarterly financial statements are presented in thousands of Brazilian reais, except where otherwise indicated, and were prepared in accordance with (i) generally accepted accounting principles in Brazil, and the standards published by the Brazilian Securities Commission ("CVM") applicable to quarterly financial statements, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law 11,941/09 and (ii) the Accounting Manual of the Public Electric Energy Service and other regulations laid down by ANEEL.

The Company and its subsidiaries opted to apply Article 1 of CVM Decision nº 603/09, which allows publicly-held companies to present their 2010 Quarterly Financial Statements – ITR in accordance with the accounting standards in force as of December 31, 2009, without yet reflecting the full effects of the process of adjustment to international accounting standards.

Accordingly, the accounting practices and criteria adopted in preparation of these quarterly financial statements are consistent with those followed in preparing the Financial Statements at December 31, 2009, and should therefore be analyzed as a whole.

The main changes in accounting practices to be introduced by the Pronouncements, Interpretations and Guidelines issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis "CPC") and approved by the Brazilian Securities Commission - CVM in 2009 are currently being analyzed by the Company and its subsidiaries, while awaiting market decisions as to the application of certain standards. However, the preliminary results of this analysis indicate that the standards that will have the greatest impact on the Financial Statements are:

i. ICPC 01 – Concession Contracts: This Interpretation defines the form of accounting for the assets of concessions when certain conditions are met. The Company's preliminary understanding is that this Interpretation is applicable to the concessions relating to electric energy distribution services. The most likely impact on the Financial Statements will be the transfer of the balances of Fixed Assets and Special Obligations to (a) the Intangible Asset in relation to the right to charge consumers a tariff (right to exploit the concession), and/or (b) recording of a Financial Asset, representing the Company's unconditional right to receive payment.
 Due to the complexity of these changes, the Company and its subsidiaries are evaluating the impacts of applying the Interpretation in their Financial Statements; they have also taken part in discussions and debates with other agents from the electric energy sector, regulatory bodies and class associations.

ii. CPC 26 – Presentation of the Financial Statements: This Pronouncement establishes guidelines and minimum requirements for structure, content and presentation of the financial statements. The Company and its subsidiaries are examining any possible impacts of this Pronouncement, particularly as regards changes in individual accounting statements, such as, for example, the inclusion of "Other Comprehensive Income" in the Income Statement and the Statement of Changes in Shareholders' Equity and separating the participation of controlling shareholders from that of noncontrolling shareholders in these statements.

iii. CPC 27 – Fixed Assets: This Pronouncement establishes the main points to be considered in accounting for a fixed asset, including the composition of the costs and methods permitted for calculating depreciation. The Company and its subsidiaries are also analyzing ICPC Interpretation 10 "Interpretation regarding Initial Adoption of Technical Pronouncements CPCs 27, 28, 37 e 43 to the Fixed Assets and Investment Properties" and the possible impacts on the balance of Fixed Assets at the transition date.

20

iv.   CPC 33 – Employee Benefits: This Pronouncement concerns accounting for and disclosure of the benefits granted to employees. Due to the complexity of the accounting procedures defined in this regulation, the Company and its subsidiaries are analyzing the best alternative accounting methods, as required by the Pronouncement.

v.   CPC 18 – Investment in Associated and Subsidiary Companies and CPC 19 – Joint Ventures: these Pronouncements deal with the classification and subsequent recording of the permanent corporate interests held by an entity. Certain of our ventures which, under the current rules, are regarded as "Joint Ventures" and accordingly consolidated proportionally, may need to be registered as "Associated Companies", and their income recorded by the equity accounting method.

As mentioned above, due to the uncertainties as to the application of certain standards, reliable estimates of the impacts are at present impracticable.

2.1 Consolidation Principles

The consolidated quarterly financial statements include the balances and transactions of the Company and its subsidiaries. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and CPFL Jaguari Geração are consolidated with those of their subsidiaries, fully or proportionally (in the case of jointly-controlled subsidiaries).

The portion relating to the noncontrolling shareholders is stated separately in liabilities and income statements for the periods presented.

All significant intercompany balances and transactions have been eliminated.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

(3) REGULATORY ASSETS AND LIABILITIES

| | | Consolidated | | | | |
| | June 30, 2010 | | | March 31, 2010 | | |
	Current	**Noncurrent**	**Total**	**Current**	**Noncurrent**	**Total**
Assets						
Consumers, Concessionaires and Licensees (note 5)						
Free energy	3,673	-	3,673	3,594	23	3,617
Discounts TUSD (*) and Irrigation	15,453	6,658	22,111	11,990	4,838	16,828
	19,126	**6,658**	**25,784**	**15,584**	**4,861**	**20,445**
Deferred Costs Variations						
Parcel "A"	999	-	999	1,333	-	1,333
CVA (**)	225,091	46,645	271,736	335,976	30,765	366,741
	226,090	**46,645**	**272,735**	**337,309**	**30,765**	**368,074**
Prepaid Expenses (note 9)						
Increase in PIS and COFINS	-	-	-	259	-	259
Overcontracting	51,844	2,188	54,032	68,353	2,399	70,752
Low income consumers' subsidy - Losses	26,094	37,816	63,910	21,642	35,807	57,449
Neutrality of the sector charges	374	523	897	483	-	483
Tariff adjustment	30,560	-	30,560	-	-	-
Other financial components	55,694	3,048	58,742	29,202	6,523	35,725
	164,566	**43,575**	**208,141**	**119,939**	**44,729**	**164,668**
Liabilities						
Suppliers (note 17)						
Free energy	**(67,547)**	**-**	**(67,547)**	**(66,077)**	**-**	**(66,077)**
Deferred Gains Variations						
Parcel "A"	(34,276)	(62)	(34,338)	(45,685)	(87)	(45,772)
CVA	(302,437)	(115,333)	(417,770)	(441,983)	(64,560)	(506,543)
	(336,713)	**(115,395)**	**(452,108)**	**(487,668)**	**(64,647)**	**(552,315)**
Other Accounts Payable (note 22)						
Tariff review	(23,385)	-	(23,385)	(49,315)	-	(49,315)
Discounts TUSD and Irrigation	(2,599)	(455)	(3,054)	(3,024)	(249)	(3,273)
Tariff adjustment	(10,882)	-	(10,882)	(14,530)	-	(14,530)
Increase in PIS and COFINS	-	-	-	(126,129)	-	(126,129)
Overcontracting	(27,879)	(19,800)	(47,679)	(20,888)	(25,231)	(46,119)
Low income consumers' subsidy - Gains	(6,022)	-	(6,022)	(5,890)	-	(5,890)
Neutrality of the sector charges	(14,630)	(12,826)	(27,456)	(5,320)	(2,588)	(7,908)
Other financial components	(34,103)	(782)	(34,885)	(16,703)	(716)	(17,419)
	(119,500)	**(33,863)**	**(153,363)**	**(241,799)**	**(28,784)**	**(270,583)**
Total net	**(113,978)**	**(52,380)**	**(166,358)**	**(322,712)**	**(13,076)**	**(335,788)**

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing ("RTE", "Free Energy" and Parcel "A")

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". This agreement introduced, as a mechanism by which to reimburse the energy sector for the losses incurred as a result of this program, an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") rural consumers and for public lighting, and 7.9% for all other consumers.

This adjustment was used to offset the following regulatory assets resulting from the rationing. As of June 30, 2010, these assets recorded by the subsidiaries are as follows:

a.1) Electric energy from Independent Suppliers ("Free Energy")

Free Energy corresponds to the energy produced and made available to the consumer market during the rationing period by the generators, independent producers and own-power producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the suppliers of electric energy, according to percentages established for each concessionaire. Accordingly, a regulatory asset and liability were recorded and these amounts restated in accordance with ANEEL's instructions.

On December 15, 2009, ANEEL issued Regulatory Resolution nº 387/2009 which establishes a new method for calculating the outstanding balances of Loss of Revenue and Free Energy after expiry of the RTE charge, with the objective of ensuring fairness to generators and distributors of electric energy as regards the calculation of the losses resulting from the collection of RTE from the final consumer.

On the basis of this new calculation, the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Sul Paulista increased, in 2009, the liability relating to free energy by R$ 32,592. In the quarter ending March 31, 2010, the subsidiaries CPFL Paulista and CPFL Piratininga recorded additional adjustments of R$ 48 and R$ 2,479 as Other Operating Expenses, in respect of the principal.

Using the same methodology, the subsidiaries CPFL Jaguari and CPFL Santa Cruz recorded assets of R$ 3,244 in 2009.

After these adjustments and the amortization and restatement for the period, the net balance at June 30, 2010 stood at R$ 63,874 (R$ 62,460 as of March 31, 2010).

The results of the new calculation were sent to ANEEL, which published Dispatch No. 1,450 on May 19, 2010, requesting reconciliation of the free energy figures from the distributors and generators. ANEEL will issue a final dispatch, which will serve as the basis for the financial settlement to be made with the generators.

a.2) Parcel "A"

Corresponds to the variation in the non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001.

In the case of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and RGE, the balances of Parcel "A" were totally amortized in November 2009, May 2008, November 2007, September 2005, March 2007, August 2005 and July 2004, respectively.

In view of the need for billing to cover the full monthly cycle, the subsidiaries CPFL Paulista, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa charged more than the balances due, and the reimbursement of these amounts has been taken into consideration in the next tariff adjustments. As of June 30, 2010, the net liability to consumers stood at R$ 33,339 (R$ 44,439 as of March 31, 2010).

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for RGE and on October 23, 2007 for the subsidiary CPFL Piratininga.

In the case of all the companies, the provisional nature of the tariff review is due to the "Reference Company" and the "Xe factor". Additionally, the remuneration bases of the subsidiaries RGE and CPFL Santa Cruz were also on a provisional basis, while the financial component for the subsidiaries CPFL Paulista and CPFL Piratininga were linked to overcontracting.

The final approval occurred in the subsequent tariff adjustments, when ANEEL recalculated the adjustments and decided to reposition the tariff review of the distributors. As a result, the distributors recognized regulatory liabilities totaling R$ 165,707 between 2008 and 2009, in respect of amounts that are already being refunded to consumers.

This repositioning caused a negative impact of R$ 32,529 in the first quarter of 2009, mainly as a result of the liabilities recorded for RGE and CPFL Paulista, amounting to R$ 22,428 and R$ 11,979, respectively, and in the 3rd quarter it caused an adverse impact of R$ 90,721 (pro-rata as of September 30, 2009 of the amount relating to two tariff periods of R$ 93,540), as a result of the liabilities recorded for CPFL Piratininga

b.2) Tariff Adjustment 2009 and 2010

The 2009 and 2010 tariff adjustments for the distribution subsidiaries that impacted the result for the quarter ended June 30, 2010 are as follows:

Tariff Adjustment 2009 ("IRT 2009"):

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	C Pira
Verified Revenue	192,302	77,004	47,999	73,724	87,327	4,640,667	1,902,839	2,
Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	
Purchase of ElectricEnergy Energy	97,221	41,213	23,441	29,413	42,637	2,793,363	1,089,099	1,
Transmission	19,238	9,647	5,594	8,727	11,092	425,052	201,789	
Parcel A	139,878	64,853	34,967	47,713	66,819	3,909,326	1,513,115	1,
Parcel B	72,974	20,626	18,083	33,810	30,810	1,361,615	588,468	
Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629	5,270,941	2,101,583	2,
Financial Components	28,530	300	351	1,924	(149)	402,812	178,722	
CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	
Overcontracting	9	-	-	-	-	28,125	(1,949)	
Advances	25,375	126	422	1,527	399	117,093	138,013	
Low income subsidy	-	-	-	-	-	33,047	1,519	
Discounts on TUSD and Irrigation Subsidy	(771)	-	22	852	43	6,122	1,625	
Connection and Frontier Charges / CUSD	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	
Tariff review recalculation - 2008	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	
Provision Subsidy for Cooperatives	-	-	-	-	-	-	(16,178)	
CCEAR exposure	(56)	-	-	-	-	(5,534)	-	
Other	2,290	(304)	(233)	(324)	(84)	(822)	(4,676)	
Financial Repositioning	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%	7.64%	8.50%	
Total Repositioning	24.09%	11.36%	11.18%	12.94%	11.64%	21.22%	18.95%	

XFactor	**1.05%**	**2.81%**	**1.14%**	**1.44%**	**1.43%**	**1.19%**	**0.18%**	
Effect perceived by consumers (*)	**11.85%**	**9.40%**	**5.59%**	**10.61%**	**10.23%**	**21.56%**	**3.43%**	
Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	89
Tariff review date	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Apr 8, 2009	Apr 19, 2009	Oct

(*)The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

Tariff Adjustment 2010 ("IRT 2010"):

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RG
Verified Revenue	**221,437**	**88,633**	**56,218**	**91,434**	**101,099**	**5,427,276**	**2,1**
Sector Charges	31,038	18,405	7,646	11,843	16,653	916,487	2
Purchase of Electric Energy	93,597	41,422	23,124	11,730	41,132	2,663,385	1,0
Energy Transmission	25,155	12,919	7,356	27,784	14,641	505,917	2
Parcel A	**149,790**	**72,746**	**38,126**	**51,357**	**72,426**	**4,085,789**	**1,5**
Parcel B	**75,845**	**21,036**	**20,425**	**34,301**	**33,026**	**1,425,548**	**6**
Income Required (Parc. A + B)	**225,635**	**93,782**	**58,551**	**85,658**	**105,452**	**5,511,337**	**2,1**
Financial Components	**18,485**	**(608)**	**(101)**	**(5,904)**	**1,432**	**63,508**	**2**
Advances	23,504	124	374	1,223	1,644	130,359	1
Financial adjustment previous tariff adjustment	(21)	(247)	(110)	(123)	137	(14,225)	
Financial adjustment TUSD-G	-	-	-	-	-	(11,747)	
Additional R&D financial adjustment	-	-	-	-	-	4,242	
CVA	(1,851)	(299)	(154)	(2,534)	120	(89,180)	(3
Discounts on TUSD and Irrigation Subsidy	(315)	-	(101)	(115)	544	2,062	
Discounts for Cooperatives	-	-	-	-	-	3,365	
Connection and Frontier Charges/CUSD	(154)	122	(49)	(178)	(112)	6,870	
Parcel "A" liability to be offset	-	-	-	-	-	(43,956)	
Neutrality of Sector Charges	-	-	-	-	-	(1,628)	
Recovery of subsidies	2,478	91	262	234	277	-	
Overcontracting	(1,591)	(418)	(274)	(922)	(349)	67,619	
Other components	(3,565)	19	(49)	(3,489)	(829)	9,727	
Financial Repositioning	1.90%	5.81%	4.15%	-6.32%	4.30%	1.55%	
Financial Components	8.19%	-0.65%	-0.17%	-6.89%	1.36%	1.15%	
Total Repositioning	**10.09%**	**5.16%**	**3.98%**	**-13.21%**	**5.66%**	**2.70%**	
X Factor	**-2.15%**	**-0.34%**	**-2.33%**	**-1.12%**	**-1.30%**	**0.08%**	
Effect perceived by consumers (*)	**-2.53%**	**3.67%**	**3.24%**	**-8.47%**	**4.94%**	**-5.69%**	
Ratification Resolution - ANEEL	935/2010	937/2010	936/2010	939/2010	933/2010	961/2010	1009/
Tariff review date	Feb 3, 2010	Feb 3, 2010	Feb 3, 2010	Feb 3, 2010	Feb 3, 2010	Apr 8, 2010	June 19

On account of the process of approval of the financial components in the tariff adjustment, the following main adjustments were recorded in the first quarter of 2010 by CPFL Paulista:

A regulatory asset of R$ 5,314 in respect of recalculation of energy overcontracting in 2008 and a regulatory liability of R$ 14,225 in respect of adjustment of the financial components (CVA and other regulatory assets and liabilities) overestimated by ANEEL in 2008.

On March 30, 2010, in Ratification Resolution nº 957, ANEEL changed the contractual date for the tariff adjustment and review of the subsidiary RGE, and extended the effective term of this concessionaire's electric energy tariffs, stated in ratification resolution 810/2009, to June 18, 2010. This change was proposed by ANEEL in order for RGE's adjustment to be made on a more suitable date in the annual tariff adjustment calendar, to align the date of RGE's tariff adjustment in the annual tariff adjustment calendar with those of the concessionaires it supplies.

As such, as a result of the tariff adjustment, RGE recorded the following main adjustments in the second quarter of 2010: (i) a regulatory asset (composed of R$ 22,174 in respect of recalculation of the 2009 tariff adjustment as a result of ANEEL's revision of the average pass-on price to be considered for energy purchases, and R$ 9,546, in respect of the increase in the subsidy to granted to the Cooperatives in the 2009 Tariff Adjustment; (ii) Subsidies Granted (Supplied, TUSD, Irrigation, Low Income Consumers') of R$ 8,169; and (iii) a liability in respect of the TUSD-G financial adjustment (R$ 5,236).

c) Financial components

c.1) Tariff review

As mentioned in note 3b.1, the 2nd cycle of tariff reviews for distributors was finally ratified by ANEEL during 2009. As such, liabilities have been recorded relating to the reimbursements that are being made to consumers, and these will be amortized in the accounts until the next Tariff Adjustment for each distributor.

c.2) Tariff Adjustment

As mentioned in note 3b.2, in the tariff adjustments of 2009 and 2010, some distributors had financial components granted in order to adjust earlier tariff adjustments. As such, assets and liabilities were recorded that are being amortized in the accounts until the next Tariff Adjustment for each distributor.

c.3) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets and liabilities for the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

As tariff advances are granted in relation to the estimated discounts for the next tariff period, the difference between the forecast and the discount actually realized is recorded and offset in the next tariff adjustment.

c.4) CVA

Refers to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated									
	June 30, 2010					March 31, 2010				
	2010	Ratified **2009**	**2008**	Not Ratified **2010**	Total	**2010**	Ratified **2009**	**2008**	Not Ratified **2010**	T
Itaipu pass-through	(149,316)	(10,584)	(1,941)	(131,157)	(292,998)	(104,850)	(15,609)	(3,490)	(152,846)	(27(
Electric energy costs	(36,004)	27,392	1,702	(7,173)	(14,083)	(83,241)	56,655	3,061	(48,319)	(7
Proinfa	7,396	7,562	229	(22,045)	(6,858)	6,028	14,610	412	1,924	2
CCC	44,017	5,085	278	40,528	89,908	33,141	11,521	500	54,550	9
Transmission from Itaipu	2,276	433	5	600	3,314	1,952	952	9	1,219	
Basic network	70,379	4,354	259	5,130	80,122	63,815	9,985	466	24,155	9
ESS	(53,809)	13,264	765	4,504	(35,276)	(41,956)	29,951	1,375	(30,319)	(4(
CDE	8,830	3,675	55	7,845	20,405	7,970	7,232	98	8,063	2
EER - Reserve energy charge	1,317	-	-	8,115	9,432	2	-	-	1,182	
	(104,914)	**51,181**	**1,352**	**(93,653)**	**(146,034)**	**(117,139)**	**115,297**	**2,431**	**(140,391)**	**(13!**

c.5) Increase in PIS and COFINS – Non-Cumulative Method

Refers to the difference between PIS and COFINS costs calculated in accordance with the current legislation, as understood by the subsidiaries and those effectively incorporated in the tariff.

In view of the taxation discussions involved, the subsidiaries conservatively opted to record in 2006 and 2007 a liability posted in "Other Accounts Payable" (note 22).

In light of the fiscal discussions on this topic, in June 2010 the subsidiaries decided to reclassify these amounts to Provisions for Contingencies (note 21).

c.6) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

In relation to the 2009 Tariff Reviews of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL regarding the transactions relating to the acquisition of electric energy in the CCEE, in 2008, as voluntary exposure, and therefore provisionally approved the amounts of R$ 32,006 and R$ 7,865, respectively, for CPFL Paulista and CPFL Piratininga, of the Overcontracting Asset, but did not recognize the other amounts of R$ 19,503 and R$ 52,302, originally recorded by the subsidiaries. While not agreeing with the Agency's position, the subsidiaries, conservatively, decided to reverse these amounts, crediting "Prepaid Expenses" and setting against "Costs - Cost of Electric Energy" (R$ 18,583 in the first quarter of 2009 and R$ 49,621 in the third quarter of 2009 and "Financial income" (R$ 920 in the first quarter of 2009 and R$ 2,681 in the third quarter of 2009). The amounts used in the tariff adjustments were provisionally adopted by ANEEL.

On April 6, 2010, in Order nº 899, ANEEL acknowledged the Application for Reconsideration filed by the subsidiaries to resume the discussions on analysis of the merit of the involuntary nature of the exposure to the short-term market, in 2008. Accordingly, the subsidiaries will have an opportunity to present its explanations and prove the involuntary exposure.

c.7) Low Income Consumers' Subsidy

Since the subsidies granted to consumers are to be identified as from the second cycle of tariff reviews, ANEEL decided that, whenever possible, part of this subsidy will be reimbursed through the tariff in the sphere of the concessionaire itself, by taking the financial component into account in the tariff. If it is not possible to make the full reimbursement through the tariff, CDE funds will be transferred to complement the subsidy.

As tariff advances are made to cover in full the subsidies granted to consumers, the difference between the subsidy actually granted and the advance received is calculated monthly for accounting purposes and included in the next tariff adjustment.

Law nº 12,212, of January 20, 2010, establishes the most recent guidelines for classification of consumers for the Social Electric Energy Tariff (Low Income).

The main change is that, under the new Law, consumers will be entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

The Law establishes that ANEEL is to regulate (i) classification of new consumers within 180 days after enactment of the Law and (ii) the exclusion from the roster of beneficiaries of the Social Electric Energy Tariff of consumer units that will cease to be entitled as result of the Law within 24 months after its enactment. Accordingly, most general effects of the Law will only be felt after regulation by ANEEL.

c.8) Neutrality of the Sector Charges

On account of the Addendum to the Concession Contracts of the electric energy distributors, approved by the ANEEL Executive Board, which changed the tariff adjustment methodology in accordance with ANEEL Order nº 245, published in the Official Gazette of the Federal Executive on February 5, 2010, the sector charges will no longer affect the tariff. The monthly differences between the amounts billed and the amounts considered in the tariff adjustment will be recorded as regulatory assets and liabilities, bearing interest at the SELIC rate.

c.9) Other financial components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and the TUSD G financial adjustment.

Changes in regulatory assets and liabilities during the quarters ended June 30, 2010 and 2009 are shown in the tables below:

2010

Consolidated

	March 31, 2010	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash	
		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	De
Free energy	(62,460)	-	-	-	-	-	-	-	-	(16)	(35)	
Parcel "A"	(44,439)	-	98	-	8,843	-	2,178	-	(17)	-	-	
Tariff review	(49,315)	-	25,930	-	-	-	-	-	-	-	-	
Discounts TUSD and Irrigation	13,555	8,267	(3,109)	-	-	-	-	-	-	-	-	
CVA	(139,802)	-	-	20,138	(15,007)	5,793	(21,044)	-	-	-	-	
Increase in PIS and COFINS	(125,870)	-	-	-	-	-	-	-	-	-	-	
Overcontracting	24,633	-	-	(10,411)	(5,389)	-	-	-	-	-	34	
Low Income Consumers' Subsidy	51,559	9,610	(3,347)	-	-	-	-	-	-	-	-	
Neutrality of sector charges	(7,425)	(19,351)	633	-	-	-	-	-	-	-	-	
Tariff adjustment	(14,530)	28,367	1,005	-	-	-	-	-	-	-	-	
Other financial components	18,306	27,390	(6,461)	(16,802)	(1,461)	1,960	(1,061)	-	249	684	(336)	
Total net	**(335,788)**	**54,283**	**14,749**	**(7,075)**	**(13,014)**	**7,753**	**(19,927)**	**-**	**232**	**668**	**(337)**	

2009

Consolidated

	March 31, 2009	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash
		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.
Free energy	(28,704)	-	-	-	-	-	-	-	-	15	(37)
Parcel "A"	167,563	-	790	-	(56,521)	-	(13,771)	-	130	-	-
Tariff review	(67,222)	(2,510)	15,213	-	-	-	-	-	-	-	-
Discounts TUSD and Irrigation	24,602	(2,614)	(6,749)	-	-	-	-	-	-	-	-
CVA	498,992	-	-	(79,364)	(62,789)	(24,392)	(18,267)	-	-	-	-
Increase in PIS and COFINS	(123,503)	-	-	-	-	-	-	-	-	-	-
Overcontracting	35,876	-	-	51,055	(3,403)	-	-	-	-	-	-
Low Income Consumers' Subsidy	70,229	11,552	(8,617)	-	-	-	-	-	-	-	(8,405)
Other financial components	(22,331)	30,411	(28,806)	-	1,579	5,490	(4,646)	-	229	-	116
Total net	**555,502**	**36,839**	**(28,169)**	**(28,309)**	**(121,134)**	**(18,902)**	**(36,684)**	**-**	**359**	**15**	**(8,326)**

(4)   CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated	
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Bank deposits	625	1,235	156,666	38,683
Short-term financial investments	70,347	216,723	1,218,433	1,646,019
Total	**70,972**	**217,958**	**1,375,099**	**1,684,702**

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5)   CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown as of June 30 and March 31, 2010:

	Consolidated				
		Past due		Total	
	Balances Coming due	Up to 90 days	More than 90 days	June 30, 2010	March 31, 2010
Current					
Consumer Classes					
Residential	279,081	193,683	20,645	493,409	531,711
Industrial	206,831	65,865	43,782	316,478	263,479
Commercial	105,661	43,211	20,697	169,569	192,283
Rural	28,937	6,729	1,532	37,198	39,334
Public Administration	29,589	5,298	1,137	36,024	33,909
Public Lighting	24,305	2,646	17,006	43,957	35,439
Public Service	37,008	6,292	1,012	44,312	34,974
Billed	**711,412**	**323,724**	**105,811**	**1,140,947**	**1,131,129**
Unbilled	434,572	-	-	434,572	476,447
Financing of Consumers' Debts	60,975	13,170	33,228	107,373	94,475
Regulatory assets (note 3)	19,126	-	-	19,126	15,584
CCEE Transactions	21,073	-	-	21,073	12,819
Concessionaires and Licensees	164,705	-	-	164,705	158,258
Collection in process of classification	7,985	-	-	7,985	(27,193)
Other	18,525	3,169	674	22,368	20,975
Total	**1,438,373**	**340,063**	**139,713**	**1,918,149**	**1,882,494**
Noncurrent					
Financing of Consumers' Debts	130,014	-	-	130,014	137,986
Regulatory assets (note 3)	6,658	-	-	6,658	4,861
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	21,327	-	-	21,327	31,991
Total	**199,300**	**-**	**-**	**199,300**	**216,139**

Collection in process of Classification - The credit balance of R$ 27,193 at March 31, 2010 refers to amounts received where the accounts receivable had not been written off due to the implementation of the new billing system – "CCS".

(6) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of June 30, 2010, the current assets balance of the parent company is R$ 40,209 (R$ 39,615 as of March 31, 2010), and the noncurrent assets balance is R$ 51,675 (R$ 57,338 as of March 31, 2010). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated	
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Current				
Social Contribution Prepayments - CSLL	-	-	365	336
Income Tax Prepayments - IRPJ	-	-	1,176	545
Social Contribution and Income Tax	44,245	42,983	83,901	82,239
Withholding Income Tax- IRRF	16,978	1,737	47,391	25,237
ICMS (State VAT)	-	-	64,071	41,247
PIS (Tax on Revenue)	-	-	4,208	4,025
COFINS (Tax on Revenue)	42	42	13,168	12,338
INSS (Social Security)	-	1	882	1,144
Other	-	-	8,890	7,295
Total	**61,265**	**44,763**	**224,052**	**174,406**
Noncurrent				
Social Contribution Tax - CSLL	-	-	31,543	30,854
Income Tax - IRPJ	-	-	1,001	1,001
PIS (Tax on Revenue)	2,787	2,787	2,787	2,787
ICMS (State VAT)	-	-	78,424	68,814
Other	-	-	6,180	5,828
Total	**2,787**	**2,787**	**119,935**	**109,284**

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

	Consolidated
Balance at March 31, 2010	**(80,700)**
Additional Allowance Recorded	(32,113)
Recovery of Revenue	13,805
Write-off of Accounts Receivable	13,098
Balance at June 30, 2010	**(85,910)**

(9) PREPAID EXPENSES

	Consolidated			
	Current		**Noncurrent**	
	June 30, 2010	**March 31, 2010**	**June 30, 2010**	**March 31, 2010**
Regulatory assets - (note 3)	164,566	119,939	43,575	44,729
Other	29,708	25,414	4,745	5,713
Total	**194,274**	**145,353**	**48,320**	**50,442**

(10) DEFERRED TAXES

10.1- Composition of the tax credits:

32

	Parent Company		Consolidated	
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Social Contribution Credit on				
Tax Loss Carryforwards	40,179	42,048	47,525	50,240
Tax Benefit on Merged Goodwill	-	-	182,003	186,485
Temporarily Nondeductible Differences	69	112	66,947	71,193
Subtotal	**40,248**	**42,160**	**296,475**	**307,918**
Income Tax Credit on				
Tax Loss Carryforwards	122,357	128,552	126,152	132,347
Tax Benefit of Merged Goodwill	-	-	612,501	627,265
Temporarily Nondeductible Differences	2,739	2,808	185,961	197,691
Subtotal	**125,096**	**131,360**	**924,614**	**957,303**
PIS e COFINS credit on				
Temporarily Nondeductible Differences	-	-	1,905	1,626
Total	**165,344**	**173,520**	**1,222,994**	**1,266,847**
Current	16,320	16,320	163,501	163,148
Noncurrent	149,024	157,200	1,059,493	1,103,699
Total	**165,344**	**173,520**	**1,222,994**	**1,266,847**

The estimates of recovery of deferred tax credits recorded in noncurrent assets, derived from tax losses, negative bases, temporary non-deductible differences and tax benefit of merged goodwill, are based on projections of future income, approved by the Board of Directors and examined by the Fiscal Council.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

| | Consolidated | | | |
| | June 30, 2010 | | March 31, 2010 | |
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
CPFL Paulista	99,159	275,444	101,447	281,798
CPFL Piratininga	22,240	76,318	22,724	77,973
RGE	42,748	176,537	43,563	179,903
CPFL Santa Cruz	5,053	16,848	5,342	17,756
CPFL Leste Paulista	3,152	8,680	3,301	9,133
CPFL Sul Paulista	4,604	12,655	4,813	13,299
CPFL Jaguari	2,764	7,616	2,896	8,013
CPFL Mococa	1,798	4,940	1,884	5,208
CPFL Geração	-	32,128	-	32,753
CPFL Serviços	485	1,335	515	1,429
Total	**182,003**	**612,501**	**186,485**	**627,265**

10.3 – Accumulated balances on temporary nondeductible differences:

| | Consolidated | | | | | |
| | June 30, 2010 | | | March 31, 2010 | | |
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS/COFINS	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS/COFINS
Reserve for Contingencies	19,252	53,651	-	11,762	32,791	-
Pension Plan Expenses	3,555	10,875	-	3,823	11,619	-
Allowance for Doubtful Accounts	7,302	20,291	-	6,837	18,993	-
Free energy adjustment (note 3a.1)	3,492	9,698	-	3,351	9,307	-
Research and Development and Energy Efficiency Programs	16,344	45,393	-	16,759	46,546	-
Profit Sharing	1,700	5,415	-	2,666	8,153	-
Differences in Depreciation Rates - RGE	9,551	26,530	-	9,679	26,886	-
Regulatory liability - Increase in PIS and COFINS	-	-	-	11,122	30,892	-
Provision for overcontracting	933	2,593	878	933	2,593	878
Effects of Law nº 11,638/07	608	1,690	739	754	2,095	596
Other	4,210	9,825	288	3,507	7,816	152
Total	**66,947**	**185,961**	**1,905**	**71,193**	**197,691**	**1,626**

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters and half-years ended June 30, 2010 and 2009:

	Parent Company							
	2nd quarter 2010		1st quarter 2010		2nd quarter 2009		1st quarter 2009	
	Social Contribution Tax (CSLL)	Income Tax(IRPJ)	Social Contribution Tax (CSLL)	Income Tax(IRPJ)	Social Contribution Tax (CSLL)	Income Tax(IRPJ)	Social Contribution Tax (CSLL)	Inco Ta (IRF
Income before taxes	509,881	509,881	899,948	899,948	414,908	414,908	697,444	697
Adjustments to Reflect Effective Rate:								
- Equity on subsidiaries	(460,208)	(460,208)	(888,963)	(888,963)	(369,457)	(369,457)	(700,601)	(700,
- Intangible asset (goodwill) amortization	28,946	36,878	57,891	72,240	30,330	37,186	60,660	74
- Other Permanent Additions, net	158	(1,296)	578	(828)	1,492	1,482	1,947	1
Calculation base	78,777	85,255	69,454	82,397	77,273	84,119	59,450	73
Statutory Tax Rate	9%	25%	9%	25%	9%	25%	9%	
Tax Credit Result	(7,090)	(21,314)	(6,251)	(20,599)	(6,955)	(21,030)	(5,351)	(18,
- Tax Credit Recorded (Not Recorded)	816	606	-	-	1,674	2,505	-	
Total	(6,274)	(20,708)	(6,251)	(20,599)	(5,281)	(18,525)	(5,351)	(18,
	Consolidated							
	2nd quarter 2010		1st quarter 2010		2nd quarter 2009		1st quarter 2009	
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Inco Ta (IRF
Income before taxes	600,704	600,704	1,215,996	1,215,996	455,058	455,058	908,776	908
Adjustments to Reflect Effective Rate:								
- Intangible asset (goodwill) amortization	28,946	37,281	57,891	72,686	30,330	37,585	60,660	75
- CMC Realization	2,951	-	6,141	-	3,536	-	7,079	
- Effect of Presumed Profit System	(1,932)	(2,637)	(8,822)	(10,616)	(10,543)	(12,342)	(19,815)	(22,
- Other Permanent Additions (Exclusions), net	(2,415)	(15,756)	(620)	(18,456)	6,518	4,078	10,053	7
Calculation base	628,254	619,592	1,270,586	1,259,610	484,899	484,379	966,753	968
Statutory Tax Rate	9%	25%	9%	25%	9%	25%	9%	

	Tax Debit							
Result	(56,543)	(154,898)	(114,353)	(314,903)	(43,641)	121,095)	(87,008)	(242,
- Tax Credit Recorded (Not Recorded)	(245)	(2,365)	(1,974)	(5,495)	756	180	(1,052)	(2,
Total	**(56,788)**	**(157,263)**	**(116,327)**	**(320,398)**	**(42,885)**	**(120,915)**	**(88,060)**	**(244,**

(11) OTHER CREDITS

	Consolidated			
	Current		**Noncurrent**	
	June 30, 2010	**March 31, 2010**	**June 30, 2010**	**March 31, 2010**
Receivables from BAESA's shareholders	16,251	15,777	7,908	11,832
Advances - Fundação CESP	7,432	6,344	-	-
Advance to suppliers	16,091	9,642	-	-
Pledges, Funds and Tied Deposits	3,318	2,868	38,300	42,715
Fund Tied to Foreign Currency Loans	-	-	22,945	19,621
Orders in Progress	7,737	10,185	-	-
Services Rendered to Third Parties	57,893	46,931	-	-
Reimbursement RGR	4,830	4,817	1,611	1,611
Advance Energy Purchase Agreements	10,209	15,111	63,399	55,742
Lease	3,253	3,189	22,817	22,688
Collection Agreements	25,979	4,561	-	-
Other	35,022	35,599	9,317	8,831
Total	**188,015**	**155,024**	**166,297**	**163,040**

Collection Agreements – Refer to agreements entered into with local government authorities and companies to collect taxes and charges by means of the electricity bill and to later pass on the amounts collected relating to the public lighting contribution, newspapers, healthcare, home insurance, etc.. As from 2010, with the implementation of the new billing system – "CCS", the subsidiaries changed how these are recorded (previously recorded based on the charges collected and now recorded based on billing), affecting both the records of accounts receivable and accounts payable (Note 22).

(12) INVESTMENTS

	Parent Company		Consolidated	
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Permanent Equity Interests:				
At equity method	3,319,493	3,678,260	-	-
At cost method	-	-	117,744	117,686
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,469,373	1,473,401	-	-
Total	**4,776,038**	**5,138,833**	**104,916**	**104,858**

12.1 - Permanent Equity Interests:

The main information on the investments in direct permanent equity interests is as follows:

Investment	Number of (thousand) Shares held	June 30, 2010			June 30, 2010	March 31, 2010	2nd quarter 2010	2
		Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsi	
CPFL Paulista	72,650	109,810	497,388	327,229	497,388	644,294	180,323	
CPFL Piratininga	53,031,259	70,587	230,538	148,050	230,538	318,556	60,032	
RGE	807,168	867,604	1,108,154	131,418	1,108,154	1,156,910	80,119	
CPFL Santa Cruz	371,772	45,330	80,135	12,589	80,135	85,783	6,936	
CPFL Leste Paulista	895,373	12,217	40,252	6,908	40,252	41,539	4,630	
CPFL Jaguari	211,844	5,716	31,045	6,098	31,045	31,759	3,197	
CPFL Sul Paulista	445,317	10,000	44,333	7,638	44,333	42,664	4,444	
CPFL Mococa	116,989	9,850	29,936	5,072	29,936	28,015	3,248	
CPFL Geração	205,487,716	1,039,618	1,209,765	134,256	1,209,765	1,220,333	70,917	
CPFL Brasil	2,999	2,999	3,598	103,475	3,598	65,705	41,368	
CPFL Atende (*)	1	1	(1,892)	(633)	(1,892)	(1,286)	(606)	
CPFL Planalto (*)	630	630	630	5,394	630	3,208	2,815	
CPFL Serviços	1,443,141	5,800	2,107	(355)	2,107	1,177	898	
CPFL Jaguariuna	189,620	2,481	2,068	(112)	2,068	2,122	(54)	
CPFL Jaguari Geração	40,072	40,108	41,436	3,556	41,436	37,481	1,941	
Total					**3,319,493**	**3,678,260**	**460,208**	

(*) Number of quotes

The capital and shareholders' equity of the subsidiary Chumpitaz is R$ 100.00 (one hundred reais)

At June 30, 2010 the parent company held 100% interest in the total capital of all of these subsidiaries

a) Migration of noncontrolling shareholders in CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz to the equity of CPFL Energia

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the noncontrolling shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. This was carried out with the issue of 1,226,192 new common shares of CPFL Energia, resulting in an increase in Shareholders' Equity of R$ 52,249, offset by R$ 17,393 relating to the increase of the holdings in these subsidiaries, and R$ 34,856 regarding the increase in intangible assets relating to concession rights (R$ 32,848) and goodwill (R$2,008). The exchange ratios were established based on economic reports.

12.2 – Interest on Shareholders' Equity and Dividends Receivable:

	Parent Company					
	Dividend		Interest on Shareholders' Equity		Total	
Subsidiaries	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010	June 30, 2010	March 31,
CPFL Paulista	462,308	255,308	12,683	12,683	474,991	26
CPFL Piratininga	191,134	169,938	5,879	12,002	197,013	18
RGE	173,962	91,391	30,044	30,045	204,006	12
CPFL Santa Cruz	23,687	17,332	2,043	2,044	25,730	1
CPFL Geração	146,775	121,936	29,503	29,072	176,278	15
CPFL Brasil	103,367	109,466	92	-	103,459	10
CPFL Leste Paulista	10,701	11,528	1,025	2,361	11,726	1
CPFL Sul Paulista	6,378	10,551	1,071	1,965	7,449	1
CPFL Jaguari	5,168	5,069	790	694	5,958	
CPFL Mococa	9,252	5,047	1,376	639	10,628	
CPFL Serviços	3,648	3,648	-	-	3,648	
CPFL Planalto	5,394	4,152	-	-	5,394	
CPFL Jaguari Geração	4,153	5,011	-	-	4,153	
Total	**1,145,927**	**810,377**	**84,506**	**91,505**	**1,230,433**	**90**

In the second quarter of 2010, the Company received R$ 493,015 in relation to dividends and interest on shareholders' equity declared in 2009. In this quarter, the subsidiaries declared (i) R$ 737,698 as interim dividends, and (ii) R$98,669 (R$ 83,868 net of income tax retained at source) as interim interest on shareholders' equity, both relating to earnings in the first 6 months of 2010.

12.3 – Investment at cost

Refers mainly to the participation of the indirect subsidiary Paulista Lajeado Energia S.A. of 5.94% in the total capital of Investco S/A, comprising 28,154 common shares and 18,529 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 39.69% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) which assign the right to 10% of net income before profit sharing, these effects, totaling R$ 75,425, were registered in the liabilities of the consolidated financial statements under Noncontrolling Shareholders Interest.

12.4 – Goodwill

The goodwill refers mainly to the acquisition of investments (right to operate the concessions). In the quarterly consolidated financial statements, these amounts are shown under Intangible Assets, as described in Note 14.

(13) PROPERTY, PLANT AND EQUIPMENT

| | Consolidated | | | March 31, 2010 |
| | June 30, 2010 | | | |
	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service				
- Distribution	8,698,726	(4,455,554)	4,243,172	4,151,900
- Generation	2,162,232	(275,140)	1,887,092	1,899,105
- Commercialization	163,362	(79,460)	83,903	85,590
- Administration	147,216	(92,542)	54,674	55,304
- Leased assets	943,351	(275,595)	667,756	673,493
	12,114,887	(5,178,291)	6,936,597	6,865,392
In Progress				
- Distribution	455,522	-	455,522	380,842
- Generation	1,620,110	-	1,620,110	1,436,036
- Commercialization	33,710	-	33,710	13,623
- Administration	46,369	-	46,369	39,161
	2,155,711	-	2,155,711	1,869,662
Subtotal	**14,270,598**	**(5,178,291)**	9,092,308	8,735,054
Special obligations linked to the concession			(1,079,953)	(1,063,805)
Total			8,012,355	7,671,249

The average depreciation rate of the assets is 4.8% p.a. for the distributors and 2.6% p.a. for the generators.

The balance of construction in progress in the generation segment mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó and EPASA generation projects, with total property, plant and equipment of R$ 401,036 and R$ 457,050, respectively (R$ 1,224,529 and R$ 233,096, in proportion to the Company's participation).

(14) INTANGIBLE ASSETS

| | Parent Company | | Consolidated | |
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Intangible concession asset	-	-	2,124,918	2,138,273
Other intangible assets	6,380	4,410	404,692	387,028
Total	**6,380**	**4,410**	**2,529,610**	**2,525,301**

14.1 Breakdown of the Intangible Concession Asset

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

	Consolidated				
	June 30, 2010			March 31, 2010	Annual a
	Historical Cost	Accumulated Amortization	Net Value	Net Value	Ju
INTANGIBLE CONCESSION ASSET					
Intangible asset acquired, not merged					
Parent Company					
CPFL Paulista	304,861	(90,869)	213,992	218,965	
CPFL Piratininga	39,065	(11,253)	27,812	28,416	
CPFL Geração	54,555	(16,239)	38,316	39,107	
RGE	3,150	(488)	2,662	2,714	
CPFL Santa Cruz	9	-	9	-	
CPFL Leste Paulista	3,333	(158)	3,175	-	
CPFL Sul Paulista	7,288	(433)	6,855	-	
CPFL Jaguari	5,212	(495)	4,717	-	
CPFL Mococa	9,110	(252)	8,858	-	
CPFL Jaguari Geração	7,896	(173)	7,723	-	
	434,479	(120,360)	314,119	289,202	
Subsidiaries					
CPFL Jaguariúna	-	-	-	-	
ENERCAN	10,233	(1,961)	8,272	8,449	
Barra Grande	3,081	(920)	2,161	2,206	
Chapecoense	7,376	-	7,376	7,376	
EPASA	498	-	498	498	
Santa Clara I	4,571	-	4,571	4,571	
Santa Clara II	4,571	-	4,571	4,571	
Santa Clara III	4,571	-	4,571	4,571	
Santa Clara IV	4,571	-	4,571	4,571	
Santa Clara V	4,571	-	4,571	4,571	
Santa Clara VI	4,571	-	4,571	4,571	
Eurus VI	1,147	-	1,147	1,147	
Other	14,488	(10,870)	3,618	3,800	
	64,249	(13,751)	50,498	50,902	
Subtotal	**498,728**	**(134,111)**	**364,617**	**340,104**	
Intangible asset acquired and merged – Deductible					
Subsidiaries					
RGE	1,120,266	(730,078)	390,188	394,927	
CPFL Geração	426,450	(211,591)	214,859	219,042	
Subtotal	**1,546,716**	**(941,669)**	**605,047**	**613,969**	
Intangible asset acquired and merged – Reassessed					
Parent Company					
CPFL Paulista	1,074,026	(383,671)	690,355	706,282	
CPFL Piratininga	115,762	(33,347)	82,415	84,205	
RGE	310,128	(57,060)	253,068	257,953	
CPFL Santa Cruz	61,685	(24,875)	36,810	38,827	
CPFL Leste Paulista	27,034	(6,434)	20,600	21,646	
CPFL Sul Paulista	38,168	(8,967)	29,201	30,646	
CPFL Jaguari	23,600	(5,441)	18,159	19,089	
CPFL Mococa	15,124	(3,743)	11,381	11,984	
CPFL Jaguari Geração	15,275	(2,010)	13,265	13,568	
	1,680,802	**(525,548)**	**1,155,254**	**1,184,200**	
Total	**3,726,246**	**(1,601,328)**	**2,124,918**	**2,138,273**	

(*) Relates to the proportionate rate for the amortized period

· **Intangible assets – Concession**

The differences between the amount paid and the equity of acquired companies on the acquisition dates. Correspond to the parent company's future benefit of the right to exploit the concession and are classified as intangible assets with a fixed useful life, amortized in proportion to the concessionaires' projected net income curves for the remaining term of the concession contract. The intangible concession assets are as follows:

- Intangible assets acquired, not merged

In the parent company, refer mainly to (i) the remaining goodwill on the acquisition of shares held by the noncontrolling shareholders of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007 and to (ii) the goodwill of R$ 32,848 generated on the merger in this quarter of all the shares held by the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz (note 12).

- Intangible assets acquired and merged – Deductible

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount corresponding to the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax purposes.

14.2 - Other Intangible assets

The Other Intangible Assets balance comprises mainly software with a defined useful life, amortized at 20% p.a., and easement rights, with an indefinite useful life, recovery of which is analysed in accordance with CPC 01 "Impairment of Assets".

The changes in the balance of corporate interests in the quarter ended June 30, 2010 are as follows:

	Consolidated				
	March 31, 2010	**Addition**	**Disposal**	**Amortization**	**June 30, 2010**
Intangible asset acquired, not merged					
Historical cost	465,880	32,848	-	-	498,728
Accumulated Amortization	(125,776)	-	-	(8,335)	(134,111)
	340,104	32,848	-	(8,335)	364,617
Intangible asset acquired and merged – Deductible					
Historical cost	1,546,716	-	-	-	1,546,716
Accumulated Amortization	(932,747)	-	-	(8,922)	(941,669)
	613,969	-	-	(8,922)	605,047
Intangible asset acquired and merged – Reassessed					
Historical cost	1,680,802	-	-	-	1,680,802
Accumulated Amortization	(496,602)	-	-	(28,946)	(525,548)
	1,184,200	-	-	(28,946)	1,155,254
Subtotal	**2,138,273**	**32,848**	**-**	**(46,203)**	**2,124,918**
Other intangible assets	387,028	24,773	(57)	(7,052)	404,692
Total	**2,525,301**	**57,621**	**(57)**	**(53,255)**	**2,529,610**

14.3 - Concession Agreements

On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as "Public Utilities". The liabilities are restated annually by the variation in the General Market Price Index – IGP-M.

The subsidiaries record the grant amounts in expense, according to the contractual maturity dates.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

(15) INTEREST, LOANS AND FINANCING

	Consolidated					
	June 30, 2010					March 31
	Interest Current and Noncurrent	Principal		Total	Interest Current and Noncurrent	Prin
		Current	Noncurrent			Current
At cost						
LOCAL CURRENCY						
BNDES - Power Increases	64	6,515	10,381	16,960	76	6,814
BNDES - Investment	10,035	304,767	2,295,489	2,610,291	10,488	325,095
BNDES - Purchase of assets	44	1,382	5,048	6,474	47	966
BNDES - Working Capital	664	21,773	130,786	153,223	233	4,172
Furnas Centrais Elétricas S.A.	-	-	-	-	-	15,769
Financial Institutions	25,353	143,698	759,047	928,098	8,994	275,105
Other	565	21,487	27,198	49,250	558	22,404
Subtotal	**36,725**	**499,622**	**3,227,949**	**3,764,296**	**20,396**	**650,325**
FOREIGN CURRENCY						
IDB	265	3,943	51,144	55,352	271	3,814
Financial Institutions	491	4,055	46,087	50,633	1,215	4,009
Subtotal	**756**	**7,998**	**97,231**	**105,985**	**1,486**	**7,823**
Total at cost	**37,481**	**507,620**	**3,325,180**	**3,870,281**	**21,882**	**658,148**
At Fair Value						
FOREIGN CURRENCY						
Financial Institutions	5,560	-	414,201	419,761	77,229	653,835
Total	**5,560**	**-**	**414,201**	**419,761**	**77,229**	**653,835**
Total	**43,041**	**507,620**	**3,739,381**	**4,290,042**	**99,111**	**1,311,983**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2010

At cost	Consolidated		Remuneration	Amortization	Collateral
	June 30, 2010	March 31, 2010			
Local currency					
BNDES - Power Increases					
CPFL Geração	16,937	18,793	TJLP + 3.1% to 4.3% p.a.	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Paulista and CPFL Energia
CPFL Geração	23	56	UMBND + 4.0% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Paulista and CPFL Energia
BNDES - Investment					
CPFL Paulista - FINEM II	31,818	47,741	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	94,138	100,888	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	221,943	234,312	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINAME	1,640	-	Fixed rate 4.5% p.a	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	11,847	17,777	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	55,923	59,931	TJLP + 3.3%p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	94,468	99,741	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	649	-	Fixed rate 4.5% p.a	96 monthly installments from January 2012	Guarantee of CPFL Energia
RGE - FINEM III	56,055	61,678	TJLP + 5.0% p.a.	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	156,043	164,753	TJLP + 3.28 to 3.40% p.a.	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
RGE - FINAME	1,655	-	Fixed rate 4.5% p.a	96 monthly installments from January 2012	Guarantee of CPFL Energia
CPFL Santa Cruz	9,390	9,320	TJLP + 2.00% to 2.90% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Mococa	3,018	3,018	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,499	2,497	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	3,261	2,022	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	4,735	3,347	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BAESA	128,151	132,120	TJLP + 3.125% to 4.125%p.a.	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	27,462	27,882	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	290,520	298,901	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	18,195	18,459	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	259,980	265,696	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	39,521	40,018	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	118,271	120,668	TJLP + 3.69% p.a. (Average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	920,263	901,115	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of Shares, credit rights and those arising from the Concession, blocked income and guarantee of CPFL Energia
CPFL Bioenergia	22,891	15,540	TJLP + 1.9% p.a.	144 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia
CPFL Bioenergia	35,955	30,593	Fixed rate 4.5% p.a	102 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia
BNDES - Other					
CPFL Brasil - Purchase of assets	6,474	6,344	TJLP + de 1.94% à 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
CPFL Piratininga - Working capital	51,635	50,292	TJLP + 5.0% (2)	24 monthly installments from February 2011	No guarantee
CPFL Geração - FINEM - Working capital	50,479	-	TJLP + 4.95% p.a.	24 monthly installments from February 2011	Guarantee of CPFL Energia
CPFL Geração - FINAME - Working capital	51,109	-	TJLP + 4.95% p.a. (3)	23 monthly installments from February 2011	Guarantee of CPFL Energia
Furnas Centrais Elétricas S.A.					
CPFL Geração	-	15,769	IGP-M + 10% p.a.	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions					
CPFL Paulista					

Banco do Brasil - Law 8727	37,409	38,410	IGP-M + 7.42% p.a.	240 monthly installments from May 1994	Receivables
Banco do Brasil	104,628	-	107% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
CPFL Piratininga					
Banco Alfa	-	50,000	105.1% of CDI	1 installment in April 2010	No guarantee
CPFL Santa Cruz					
HSBC	42,719	41,681	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CPFL Geração					
Banco Itaú BBA	102,920	100,557	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Alfa	-	99,485	105.1% of CDI	1 installment in April 2010	Guarantee of CPFL Energia
Banco Brasil	625,865	-	107.0% of CDI	1 installment in April 2015	Guarantee of CPFL Energia
CERAN					
Banco Bradesco	14,557	16,789	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
Other					
Eletrobrás					
CPFL Paulista	6,461	7,554	RGR + 6.0% to 9.0% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,170	1,292	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	11,749	11,921	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	4,304	4,482	RGR + 6% p.a.	Monthly installments until April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,158	1,190	RGR + 6% p.a.	Monthly installments until February 2022	Receivables/Promissory notes
CPFL Sul Paulista	1,681	1,730	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	118	30	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	434	430	RGR + 6% p.a.	Monthly installments until February 2022	Receivables/Promissory notes
Other	22,175	23,389			
Local Currency - At cost	**3,764,296**	**3,148,211**			
Foreign currency					
IBD - Enercan	55,352	55,656	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions					
CPFL Paulista (5)					
Debt Conversion Bond	4,300	5,363	US$ + Libor 6 months+ 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	7,783	8,830	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	15,756	15,717	US$ + Libor 6 months+ 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	22,794	22,880	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Foreign currency - At cost	**105,985**	**108,446**			
Total at cost	**3,870,281**	**3,256,657**			
Foreign currency					
At fair Value					
Financial institution					
CPFL Paulista					
Banco do Brasil	-	103,996	Yen + 5.7778% p.a.	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	419,761	392,651	Yen +1.49% p.a.(4)	1 installment in January 2012	No guarantee
CPFL Geração					
Banco do Brasil	-	104,141	Yen + 5.8% p.a.	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	-	519,201	Yen + 2.5% to 5.8% p.a.	1 installment in January 2011	Guarantee of CPFL Energia
Foreign currency - Fair value	**419,761**	**1,119,989**			
Total - Consolidated	**4,290,042**	**4,376,646**			

The subsdiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 169.0% of CDI (3) 106% of CDI

(2) 106% to 106.5% of CDI (4) 104.98% of CDI

(9) As certain assets are dollar indexed, a partial swap of R$ 30,841 was contracted, converting the currency variation to 112.9 % of the CDI.

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	June 30, 2010			
	Value at cost			Fair value
Foreign currency	Interest	Principal Noncurrent	Total	(accounting balance)
At fair value				
CPFL Paulista				
Banco ABN AMRO Real	5,560	418,528	424,088	419,761
Total Foreign currency - Consolidated	**5,560**	**418,528**	**424,088**	**419,761**

The change in the fair value of this debt is recorded in the financial income (expense) of the subsidiaries. The gain obtained by marking this debt to market (R$ 4,327) is offset by the effect of R$ 8,020 obtained by marking to market the derivative financial instrument contracted as a hedge against exchange and interest variations (Note 28), generating a net loss of R$ 3,693.

Main funding in the period:

Local currency

BNDES – Investment:

FINEM IV (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. No funds were released during this quarter and the remaining estimated balance of R$ 101,025 is scheduled for release by the end of 2010.

FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. No funds were received during this quarter and the remaining balance of R$ 50,733 is scheduled for release by of the end of 2010.

FINAME (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 92,183 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 1,637 in this quarter and the remaining balance of R$ 90,546 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis. There are no restrictive covenants.

FINAME (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 648 in this quarter and the remaining balance of R$ 47,468 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

FINAME (RGE) – The subsidiary obtained approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line to be used to acquire equipment for the Electricity System in 2010 and 2011. The subsidiary received R$ 1,652 in this quarter and the remaining balance of R$ 30,767 is scheduled for release by the end of 2011. The interest will be paid quarterly and as from January 15, 2012, it will be amortized on a monthly basis.

BNDES – Working Capital:

FINEM/FINAME – (CPFL Geração) – A credit line was obtained from Banco do Brasil during this quarter, with FINEM/FINAME funding, the purpose of which is to reinforce working capital. The interest will be capitalized and incorporated to the principal during the grace period and paid monthly thereafter. There are no restrictive covenants.

Financial Institutions:

CPFL Paulista and CPFL Geração – In this quarter, the subsidiaries CPFL Paulista and CPFL Geração novated loans held by Banco do Brasil. The objective of these novations was to extend the due dates of these loans, which also resulted in changes in the indexes used, becoming tied to the Interbank Deposit rate (CDI). The interest is to be paid half-yearly as from October 2010.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2009.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Consolidated				
						June 30, 2010				
						Interest	Current	Noncurrent	Total	Interest
Parent Company **3rd Issue**										
Single series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53% p.a.	3 annual installments from September 2012	Quirografária	13,673	-	450,000	463,673	3,122
CPFL Paulista **3rd Issue**										
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	5,027	-	640,000	645,027	18,224
4th Issue										
Single series	175,000	110.3% of CDI p.a.	110.3% CDI + 0.79% p.a.	2 annual installments from July 2010	CPFL Energia guarantee	8,216	64,301	109,947	182,464	3,840
						13,243	64,301	749,947	827,491	22,064
CPFL Piratininga **1st Issue**										
1st series	40,000	104.0% of CDI p.a.	104.0% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	8,841	199,738	-	208,579	4,136
2nd issue										
Single series	1	106.45% of CDI p.a.	106.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	-	-	-	-	4,389
3rd issue										
Single series	260	107.0% of CDI p.a.	107.0% CDI + 0.67% p.a.	April 1st, 2015	CPFL Energia guarantee	6,075	-	258,997	265,072	-
						14,916	199,738	258,997	473,651	8,525
RGE **2nd issue**										
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	604	26,930	-	27,534	2,474
3rd issue										
1st series	1	CDI + 0.60% p.a. (2)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	800	-	100,000	100,800	2,926
2nd series	1	CDI + 0.60% p.a. (3)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	6,369	-	140,000	146,369	2,986
3rd series	1	CDI + 0.60% p.a. (4)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,527	-	40,000	41,527	567
4th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,165	-	50,000	51,165	2,211
5th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,165	-	50,000	51,165	2,211
4th issue										
Single series	185,000	110.30% of CDI p.a	110.3% CDI + 0.82% p.a.	July 1st, 2011	Unsecured	8,685	-	184,242	192,927	4,060
						20,315	26,930	564,242	611,487	17,435
CPFL Leste Paulista **1st Issue**										
Single series	2,400	111.90% of CDI p.a.	111.9% CDI + 0.65% p.a.	July 1st, 2011	CPFL Energia guarantee	1,143	-	23,929	25,072	534
CPFL Sul Paulista **1st Issue**										
Single series	1,600	111.00% of CDI p.a.	111% CDI + 0.6% p.a.	July 1st, 2011	CPFL Energia guarantee	756	-	15,957	16,713	353
CPFL Jaguari **1st Issue**										
Single series	1,000	111.90% of CDI p.a.	111.9% CDI + 0.79% p.a.	July 1st, 2011	CPFL Energia guarantee	476	-	9,965	10,441	223
CPFL Brasil **1st Issue**				July 1st, 2011						

Single series	16,500	111% of CDI p.a.	111% CDI + 0.57% p.a.	July 1st, 2011	CPFL Energia guarantee	7,796	-	164,493	172,289	3,644
CPFL Geração **2nd issue**										
Single series	425,250	109.8% of CDI	109.8% CDI + 0.58% p.a.	July 1st, 2011	CPFL Energia guarantee	19,872	-	423,908	443,780	9,289
3rd issue										
Single series	264,000	107.0% of CDI	107.0% of CDI + 0.67% p.a.	1 installment in April 2015	CPFL Energia guarantee	6,168	-	262,738	268,906	-
EPASA **1st Issue**										
Single series	450	112.6% of CDI p.a.	116.9% of CDI p.a.	December 1st, 2010	CPFL Energia guarantee	14,765	228,982	-	243,747	8,812
BAESA										
1st series	9,000	CDI + 0.3% p.a.	CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	316	3,139	16,479	19,934	289
2nd series	9,000	CDI + 0.4% p.a	106% CDI + 0.12% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	778	3,110	6,221	10,109	548
						1,094	**6,249**	**22,700**	**30,043**	**837**
						114,217	**526,200**	**2,946,876**	**3,587,293**	**74,838**

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 104.4% of CDI	(3) 104.85% of CDI	(5) 104.87% of CDI
(2) 105.07% of CDI	(4) 104.9% of CDI	

Funding in the period:

CPFL Piratininga

260 non-convertible, subordinated, registered book-entry debentures in a single series were subscribed and paid up in April 2010. The unit par value on the date of issue was R$ 1,000, which generated total funding of R$ 260,000 (R$ 258,692 net of issuing costs). Interest on these debentures is payable half yearly as from October 1, 2010. The funding raised was used to reinforce the Company's working capital and for early redemption of the subordinated ordinary debentures from the Company's 2nd public issue of October 1, 2008.

The funds raised were distributed as follows: (i) approximately 60% (sixty percent) to reinforce the Company's working capital; and (ii) approximately 40% (forty percent) for early redemption of the subsidiary's second public issue of simple subordinated debentures, issued on October 1, 2008, with a debit balance at March 31, 2010 of R$ 104,389.

CPFL Geração

The subsidiary issued 264 non-convertible unsecured debentures in a single series on April 1, 2010. The unit face value on the date of issue was R$ 1,000, which generated total funding of R$ 264,000 (R$ 262,672 net of issuing costs). Interest on the debentures will be paid half yearly as from October 1, 2010. The funding raised by this debenture issue was used to reinforce working capital

The interest on the debentures of subsidiaries is paid half yearly, except for: (i) the 1st series of the indirect subsidiary BAESA, which will be paid quarterly; (ii) the 1st issue of the subsidiary CPFL Piratininga and 1st series of 2nd issue of the subsidiary RGE, which will be paid annually.

RESTRICTIVE COVENANTS

The debentures issued during this quarter by the subsidiaries CPFL Piratininga and CPFL Geração are subject to certain restrictive covenants and include clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. The financial ratios demanded for the funding raised in this period are as follows:

CPFL Piratininga:
·   Net indebtedness divided by EBITDA – maximum of 3.0;
·   EBITDA divided by Financial Income (Expense) – minimum of 2.25;

CPFL Geração:
·   Net indebtedness divided by EBITDA – maximum of 4.5;
·   EBITDA divided by Financial Income (Expense) – minimum of 2.

The other debentures are subject to certain restrictive covenants, the details of which are set forth in the December 31, 2009 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the Company and its subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated	
Current	**June 30, 2010**	**March 31, 2010**
System Service Charges	53,037	47,851
Energy Purchased	647,881	637,052
Electricity Network Usage Charges	140,556	133,250
Materials and Services	167,176	107,492
Regulatory Liability (note 3)	67,547	66,077
Other	2,225	2,947
Total	**1,078,422**	**994,669**
Noncurrent		
Electricity Network Usage Charges	21,328	31,992
Total	**21,328**	**31,992**

(18) TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		**Noncurrent**	
	June 30, 2010	**March 31, 2010**	**June 30, 2010**	**March 31, 2010**
ICMS (State VAT)	281,782	333,334	-	-
PIS (Tax on Revenue)	14,338	12,584	-	-
COFINS (Tax on Revenue)	67,238	58,762	1,309	1,476
IRPJ (Corporate Income Tax)	93,881	76,271	-	-
CSLL (Social Contribution Tax)	23,285	23,549	-	-
IRRF Interest on Shareholders' Equity	13,798	-	-	-
Other	30,395	28,116	-	-
Total	**524,717**	**532,616**	**1,309**	**1,476**

(19) EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees, with the following characteristics:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista through the CESP Foundation are Supplementary Pension Plans, with a defined benefit plan in place up to October 31, 1997, after which a mixed benefit plan was adopted.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of June 30, 2010 is R$ 522,485 (R$ 510,858 in March 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision n° 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

A Supplementary Retirement and Pension Plan is currently in effect for CPFL Piratininga's employees, through the CESP Foundation with a defined benefit plan (Proportional Paid-Up Supplementary Benefit Plan – BSPS) in effect up to March 31, 1998, and after that date, a plan with a defined benefit component and a defined contribution component.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017 and amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of June 30, 2010 is R$ 154,308 (R$ 151,034 as of March 31, 2010). The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CVM Decision n° 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – Plano Gerador de Benefício Livre e de Contribuição Definida) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

V – CPFL Geração

The plan currently in force for the employees of subsidiary CPFL Geração through the CESP Foundation is a Supplementary Pension Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a 240 monthly installments and 20 annual installments, until October 2017, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of June 30, 2010 is R$ 10,512 (R$ 10,278 as of March 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision n° 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII – Changes in the defined benefit plans

In accordance with CVM Decision Nº 371/00, the changes in the net actuarial liability in this quarter are as follows:

	June 30, 2010				
	CPFL Paulista	**CPFL Piratininga**	**RGE**	**CPFL Geração**	**Consolidated**
Net actuarial liability at the beginning of the period	318,041	94,523	(11,003)	5,018	406,579
Income recognized in income statement	(17,692)	(3,516)	(293)	(299)	(21,800)
Sponsor's contributions during the year	(11,461)	(3,396)	(343)	(251)	(15,451)
Net actuarial liability at the end of the year	**288,888**	**87,611**	**(11,639)**	**4,468**	**369,328**
Other contributions	13,384	(232)	4,992	154	18,298
Total	**302,272**	**87,379**	**(6,647)**	**4,622**	**387,626**
Current	30,183	9,698	2,470	655	43,006
Noncurrent	272,089	77,681	(9,117)	3,967	344,620
Total	**302,272**	**87,379**	**(6,647)**	**4,622**	**387,626**

Expense and income recognized as operating cost in the actuarial report are shown below:

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Brazilian Corporation Law
Date: June 30, 2010

	2nd quarter 2010				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	275	1,202	288	36	1,801
Interest on actuarial liabilities	73,114	18,883	4,587	1,586	98,170
Expected return on assets	(91,072)	(23,288)	(5,929)	(1,921)	(122,210)
Unrecognized cost of past service	-	3	-	-	3
Subtotal	(17,683)	(3,200)	(1,054)	(299)	(22,236)
Expected contributions from participants	(9)	(316)	468	-	143
Subtotal	(17,692)	(3,516)	(586)	(299)	(22,093)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	293	-	293
Total Income	(17,692)	(3,516)	(293)	(299)	(21,800)

	2nd quarter 2009				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	361	1,367	314	41	2,083
Interest on actuarial liabilities	75,755	19,245	4,407	1,633	101,040
Expected return on assets	(76,088)	(19,388)	(4,597)	(1,617)	(101,690)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	-	16	16
Subtotal	28	1,227	124	73	1,452
Expected contributions from participants	(8)	(324)	(274)	-	(606)
Subtotal	20	903	(150)	73	846
Decrease of 50% on Prepaid Pension Expense (*)	-	-	75	-	75
Total (Income) Expense	20	903	(75)	73	921

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

The principal premises considered in the actuarial calculations were:

	CPFL Paulista, CPFL Piratininga e CPFL Geração		RGE	
	2010	2009	2010	2009
Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	11.28% p.a.	10.24% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	TÁBUA MERCER	TÁBUA MERCER	Light-Average	Light-Average

Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible		

(*) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a.
(**) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.

(20) REGULATORY CHARGES

	Consolidated	
	June 30, 2010	March 31, 2010
Fee for the Use of Water Resources	4,000	3,377
Global Reverse Fund - RGR	14,860	10,468
ANEEL Inspection Fee	2,113	1,934
Fuel Consumption Account - CCC	48,690	44,216
Energy Development Account - CDE	40,044	40,033
Total	**109,707**	**100,028**

(21) RESERVE FOR CONTINGENCIES

	Consolidated						
	June 30, 2010				March 31, 2010		
	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net
Labor							
Various	41,336	39,069	2,267	96,757	42,864	39,108	3,756
Civil							
General Damages	10,992	10,962	30	74,967	10,526	10,526	-
Tariff Increase	13,185	3,364	9,821	5,903	12,805	3,736	9,069
Energy Purchased	-	-	-	-	-	-	-
Other	12,989	6,333	6,656	8,882	13,398	6,196	7,202
	37,166	20,659	16,507	89,752	36,729	20,458	16,271
Tax							
FINSOCIAL	18,638	18,638	-	34,467	18,614	18,614	-
Increase in basis - PIS and COFINS	830	721	109	127	795	721	74
Interest on Shareholders' Equity - PIS and COFINS	10,193	9,800	393	393	9,987	9,800	187
PIS and COFINS - Non-Cumulative Method	85,994	-	85,994	-	-	-	-
Income Tax	69,398	49,471	19,927	468,351	67,184	47,601	19,583
Other	8,153	5,695	2,458	11,797	7,979	5,591	2,388
	193,206	84,325	108,881	515,135	104,559	82,327	22,232
Total	**271,708**	**144,053**	**127,655**	**701,644**	**184,152**	**141,893**	**42,259**

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated					
	March 31, 2010	Addition	Reversal	Payment	Monetary Restatement	June 30, 2010
Labor	42,864	1,993	(192)	(3,329)	-	41,336
Civil	36,729	1,729	(211)	(1,219)	138	37,166
Tax	104,559	131,719	(39,502)	-	(3,573)	193,206
Reserve for Contingencies - Gross	**184,152**	**135,441**	**(39,905)**	**(4,548)**	**(3,435)**	**271,708**

| Escrow Deposits (1) + (2) | 828,241 | 13,906 | (742) | (6,266) | 10,558 | 845,697 |

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2009.

Fiscal: PIS and COFINS – Non-cumulative method

In the understanding of the subsidiaries' management, and as commented in Note 3.c.5, the subsidiaries reclassified the consolidated amount of R$ 129,632 recorded as a regulatory liability to Provisions for Contingencies. This reclassification was decided in light of the taxation discussions regarding the non-cumulative incidence of PIS and COFINS on certain sectorial charges. After the reclassification of these amounts considering current tax legislation in force, the subsidiaries posted adjustments by (i) reversing a contingency of R$ 39,502 and posting to the "General and Administrative Expenses – Legal, Judicial and Indemnities" account and (ii) reversing a monetary restatement of a consolidated amount of R$4,136 to set against "Financial Expense – Monetary restatements and exchange variations".

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of June 30, 2010, the claims relating to possible losses were as follows: (i) R$ 313,548 for labor suits (R$ 306,018 as of March 31, 2010); (ii) R$ 545,152 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 504,512 as of March 31, 2010); and (iii) R$ 639,813 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 700,299 as of March 31, 2010).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

(22) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		Noncurrent	
	June 30, 2010	March 31, 2010	June 30, 2010	March 31, 2010
Consumers and Concessionaires	54,352	55,417	-	-
Regulatory Liability (note 3)	119,500	241,799	33,863	28,784
Energy Efficiency Program - PEE	60,124	63,986	51,272	54,213
Research & Development - P&D	112,049	103,165	14,630	16,287
National Scientific and Technological Development Fund - FNDCT	4,504	4,711	-	-
Energy Research Company - EPE	1,921	2,005	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	7,509	7,359	63,884	62,738
Interest on Compulsory Loan	1,380	1,740	-	-
Provision for Environmental Expenses	1,851	2,455	372	3,859
Payroll	6,097	6,634	-	-
Profit sharing	29,003	40,082	-	-
TAC ANEEL fine (DEC/FEC and voltage level)	-	8,755	-	-
Collections agreement (note 11)	44,533	22,826	-	-
Other	51,540	34,748	9,065	8,175
Total	**494,363**	**595,682**	**190,836**	**191,806**

(23) SHAREHOLDERS' EQUITY

The shareholders' participations in the Company's equity as of June 30, 2010 and March 31, 2010 are distributed as follows:

	Amount of shares			
	June 30, 2010		March 31, 2010	
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	122,948,720	25.55	122,948,720	25.62
BB Carteira Livre I FIA	149,233,727	31.02	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.62	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.42	40,526,739	8.44
Board Members	112	-	112	-
Executive Officers	5,624	-	14,759	-
Other Shareholders	107,708,697	22.39	106,473,370	22.19
Total	**481,137,130**	**100.00**	**479,910,938**	**100.00**

23.1 –Capital Increase

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. Accordingly, the CPFL Energia capital increased by R$ 52,249, from R$ 4,741,175 to R$ 4,793,424 with the issue of 1,226,192 new common shares.

23.2 – Dividends and Interest on Shareholders' Equity

	Parent Company	
	June 30, 2010	**March 31, 2010**
Dividends payable		
VBC Energia S.A.	197,896	167,809
BB Carteira Livre I FIA	240,204	203,685
Bonaire Participações S.A.	97,723	82,866
BNDES Participações S.A.	65,231	55,314
Brumado Holdings S.A.	27,767	23,545
Other Shareholders	162,342	138,794
Total	**791,163**	**672,013**

In this quarter, the Company paid out R$ 652,302 relating to dividends declared and provisioned as of December 31, 2009. In addition, the Company's Board of Directors proposed interim dividends of R$ 774,429 corresponding to R$1.609579599 per share, on the results in the first half year of 2010.

(24) GROSS SALES AND SERVICES INCOME

55

	Consolidated			
	2010		2009	
Revenue from Eletric Energy Operations	**2nd quarter**	**6 months**	**2nd quarter**	**6 months**
Consumer class				
Residential	1,314,494	2,705,408	1,248,234	2,455,140
Industrial	1,049,963	2,048,454	1,031,083	1,915,063
Commercial	682,915	1,413,593	665,975	1,303,218
Rural	102,033	212,124	109,492	210,913
Public Administration	97,728	189,006	96,966	177,802
Public Lighting	74,301	149,803	73,704	141,119
Public Services	116,394	231,747	116,800	219,639
Billed	3,437,828	6,950,135	3,342,254	6,422,894
Unbilled (Net)	(57,882)	(11,123)	17,243	44,475
Emergency Charges - ECE/EAEE	-	3	(7)	(7)
Regulatory assets and liabilities (note 3)	62,769	97,725	5,735	(55,148)
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,426,149)	(3,021,642)	(1,415,708)	(2,888,140)
Electricity sales to final consumers	**2,016,566**	**4,015,098**	**1,949,517**	**3,524,074**
Furnas Centrais Elétricas S.A.	86,630	172,348	88,146	175,364
Other Concessionaires and Licensees	146,497	270,240	197,096	366,243
Current Electric Energy	15,361	16,991	30,514	53,028
Electricity sales to wholesaler	**248,488**	**459,579**	**315,756**	**594,635**
Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,426,149	3,021,642	1,415,708	2,888,140
Revenue due to Network Usage Charge - TUSD - Free Consumer	261,702	502,180	196,336	376,890
Regulatory assets and liabilities (note 3) - Low Income Consumer´s Subsidy	6,263	7,215	2,935	20,045
Other Revenue and Income	50,382	112,643	46,522	110,745
Other operating revenues	**1,744,496**	**3,643,680**	**1,661,501**	**3,395,820**
Total	**4,009,550**	**8,118,357**	**3,926,774**	**7,514,529**

	Consolidated			
	2010		2009	
Revenue from Eletric Energy Operations - in GWh (*)	**2nd quarter**	**6 months**	**2nd quarter**	**6 months**
Consumer class				
Residential	3,187	6,471	3,002	6,139
Industrial	3,910	7,691	3,627	7,095
Commercial	1,892	3,912	1,772	3,658
Rural	485	1,041	574	1,140
Public Administration	285	550	273	526
Public Lighting	359	715	352	699
Public Services	431	854	414	830
Billed	10,549	21,234	10,014	20,087
Own Consumption	8	17	8	17
Electricity sales to final consumers	**10,557**	**21,251**	**10,022**	**20,104**
Furnas Centrais Elétricas S.A.	754	1,501	754	1,501
Other Concessionaires, Licensees and Authorized	1,626	3,166	1,789	3,368
Current Electric Energy	625	904	819	1,032
Electricity sales to wholesaler	**3,005**	**5,571**	**3,362**	**5,901**

(*) Information not reviewed by the independent auditors

No. of Consumers (*)	Consolidated	
	June 30, 2010	June 30, 2009
Consumer class		
Residential	5,785,107	5,629,474
Industrial	78,063	77,832
Commercial	494,855	495,186
Rural	236,846	237,048
Public Administration	44,512	42,912
Public Lighting	7,908	7,402
Public Services	7,158	6,714
Total	**6,654,449**	**6,496,568**

(*) Information not reviewed by the independent auditors

In compliance with ANEEL Order 4,722 of December 18, 2009, which sets out the basic procedures for preparing financial statements, the subsidiaries reclassified certain revenue amounts posted under the heading "Electric Energy Supplied (a sales operation)", to "Other Operating Revenue" (a distribution operation), under the heading of "Revenue due to Network Usage Revenue – TUSD – Captive Consumer".

(25) COST OF ELECTRIC ENERGY

	Consolidated			
	2010		2009	
Electricity Purchased for Resale	**2nd quarter**	**6 months**	**2nd quarter**	**6 months**
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	255,320	516,081	295,658	633,281
Furnas Centrais Elétricas S.A.	35,907	72,904	38,084	74,992
CESP - Cia Energética de São Paulo	43,437	84,657	43,052	86,511
Cia de Geração de Energia Elétrica do Tietê	-	7,975	-	-
Cia de Geração Témica Energia Elétrica - CGTEE	4,069	-	5,678	11,036
Duke Energy Inter. Ger. Paranapanema S.A.	1,785	3,717	1,744	3,521
Tractebel Energia S.A.	282,799	588,351	289,418	519,477
Petróleo Brasileiro S.A. Petrobrás	48,457	100,819	47,310	94,379
CHESF - Cia Hidro Elétrica do São Francisco	29,046	57,593	29,448	57,989
CEMIG - Cia Energética de Minas Gerais	31,757	67,426	63,562	104,899
Termorio S.A.	25,971	46,316	17,566	25,305
Enguia Gen	3,249	5,412	1,145	2,926
EMAE - Empresa Metropolitana de Águas e Energia	154	327	69	138
Cia Estadual Energia Elétrica - CEEE	157	315	207	417
Santa Cruz Geração de Energia S/A	7,618	15,023	7,401	13,954
AES Uruguaiana Ltda.	-	-	6,571	11,742
Câmara de Comercialização de Energia Elétrica - CCEE	8,854	16,734	13,508	65,265
Copel Geração e Transmissão S.A.	16,395	35,449	17,303	34,828
COOMEX Empresa Operadora do Mercado Energético Ltda.	-	-	22,772	32,166
PROINFA	45,005	94,585	42,690	88,931
Companhia Energética Santa Clara - CESC	5,430	9,537	4,380	9,468
Queiroz Galvão Energética S.A.	11,718	20,058	9,321	20,997
Other	123,895	235,889	58,867	187,976
	981,023	**1,979,168**	**1,015,754**	**2,080,198**
Energy Purchased in the Free Market - ACL	358,845	619,678	373,873	663,719
	1,339,868	**2,598,846**	**1,389,627**	**2,743,917**
Regulatory assets and liabilities (note 3)	13,374	211,005	70,078	42,282
Credit of PIS and COFINS	(122,615)	(254,709)	(130,180)	(251,056)
Subtotal	**1,230,627**	**2,555,142**	**1,329,525**	**2,535,143**
Electricity Network Usage Charge				
Basic Network Charges	225,793	455,023	217,536	436,712
Transmission from Itaipu	22,380	42,807	19,620	39,157
Connection Charges	12,508	25,438	12,326	24,239
Charges of Use of the Distribution System	6,927	13,653	6,018	12,329
System Service Charges - ESS	39,731	78,776	5,346	55,846
Reserve Energy charges	14,836	16,517	-	3,219
	322,175	**632,214**	**260,846**	**571,502**
Regulatory assets (note 3)	6,715	39,815	79,365	30,480
Credit of PIS and COFINS	(30,601)	(61,153)	(30,983)	(55,784)
Subtotal	**298,289**	**610,876**	**309,228**	**546,198**
Total	**1,528,916**	**3,166,018**	**1,638,753**	**3,081,341**

	Consolidated			
	2010		2009	
Electricity Purchased for Resale - in GWh (*)	**2nd quarter**	**6 months**	**2nd quarter**	**6 months**
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	2,620	5,353	2,757	5,476
Furnas Centrais Elétricas S.A.	404	810	424	849
CESP - Cia Energética de São Paulo	435	855	450	920
Cia de Geração Térmica Energia Elétrica - CGTEE	37	75	56	112
Duke Energy Inter. Ger. Paranapanema S.A.	20	42	20	42
Tractebel Energia S.A.	1,939	4,068	2,055	3,725
Petróleo Brasileiro S.A. Petrobrás	407	825	381	795
CHESF - Cia Hidro Elétrica do São Francisco	338	653	341	683
CEMIG - Cia Energética de Minas Gerais	248	536	422	762
Termorio S.A.	101	162	50	102
Enguia Gen	15	17	-	-
EMAE - Empresa Metropolitana de Águas e Energia	1	3	1	2
Cia Estadual Energia Elétrica - CEEE	2	4	3	6
Santa Cruz Geração de Energia S/A	62	123	60	115
AES Uruguaiana Ltda.	-	-	35	70
Câmara de Comercialização de Energia Elétrica - CCEE	485	1,499	1,341	2,331
Copel Geração e Transmissão S.A.	161	354	178	364
COOMEX Empresa Operadora do Mercado Energético Ltda.	-	-	157	222
PROINFA	264	495	207	388
Companhia Energética Santa Clara - CESC	40	70	32	69
Queiroz Galvão Energética S.A.	84	143	66	149
Other	1,130	2,175	544	1,489
	8,793	**18,262**	**9,580**	**18,671**
Energy Purchased in the Free Market - ACL	3,926	7,369	4,033	7,343
	12,719	**25,631**	**13,613**	**26,014**

(*) Information not reviewed by the independent auditors

In compliance with ANEEL Order n° 4,722/2009, the subsidiaries reclassified amounts relating to the PROINFA quota, in relation to amounts billed to free consumers and own-power producers, from "Cost of the Electric Energy Service, Energy Purchased for Resale" to "Deductions from Operating Income, Consumer Charges – Other – PROINFA", amounting to R$ 14,673 and R$ 8,819, respectively, for the second quarter of 2010 and the second quarter of 2009.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

(26) OPERATING EXPENSES

	Parent Company			
	2010		2009	
	2nd quarter	**6 months**	**2nd quarter**	**6 months**
General and Administrative Expenses				
Personnel	971	1,841	601	1,240
Materials	24	39	4	12
Outside Services	3,778	6,580	1,896	3,709
Leases and Rentals	25	47	30	69
Depreciation and Amortization	36	66	30	59
Publicity and Advertising	130	501	58	93
Legal, Judicial and Indemnities	15	361	34	405
Other	1,247	1,587	1,418	2,296
Total	**6,226**	**11,022**	**4,071**	**7,883**
Other Operating Expenses				
Loss on the write-off of noncurrent assets	-	-	1,096	1,096
Total	**-**	**-**	**1,096**	**1,096**
Intangible of concession amortization	36,878	72,240	37,187	74,374
Total	**43,104**	**83,262**	**42,354**	**83,353**

	Consolidated			
	2010		2009	
	2nd quarter	**6 months**	**2nd quarter**	**6 months**
Sales Expenses				
Personnel	20,603	38,274	18,284	34,535
Materials	955	1,585	2,246	2,773
Outside Services	21,100	38,320	17,572	34,328
Allowance for Doubtful Accounts	18,308	30,079	11,921	8,812
Depreciation and Amortization	2,230	4,417	2,753	5,520
Collection Tariffs and Services	11,731	23,040	12,969	24,447
Other	5,021	8,143	2,370	5,392
Total	**79,948**	**143,858**	**68,115**	**115,807**
General and Administrative Expenses				
Personnel	39,380	80,883	40,067	71,967
Materials	2,134	4,844	1,849	3,299
Outside Services	40,970	85,319	32,655	72,586
Leases and Rentals	2,751	4,136	1,320	2,395
Depreciation and Amortization	5,533	11,138	5,939	11,953
Publicity and Advertising	1,767	2,717	643	1,163
Legal, Judicial and Indemnities	(29,635)	(18,448)	2,049	8,821
Donations, Contributions and Subsidies	1,489	2,573	1,223	2,411
Other	5,194	14,762	4,153	13,243
Total	**69,583**	**187,924**	**89,898**	**187,838**
Other Operating Expenses				
Inspection Fee	6,278	12,081	5,562	11,680
Loss on the write-off of noncurrent assets	2,513	3,944	6,799	11,288
Free Energy adjustment (note 3 a.1)	-	2,527	-	-
Other	299	387	2,294	2,652
Total	**9,090**	**18,939**	**14,655**	**25,620**
Intangible of concession amortization	46,203	90,891	46,724	93,449
Total	**204,824**	**441,612**	**219,392**	**422,714**

The increase in Legal, Judicial and Indemnities refers mainly to the reversal of part of the provision relating to the contingency for PIS and COFINS as described in Note 21.

(27) FINANCIAL INCOME AND EXPENSES

	Parent Company			
	2010		**2009**	
	2nd quarter	6 months	2nd quarter	6 months
Financial Income				
Income from Financial Investments	8,464	18,325	5,405	9,876
Arrears of interest and fines	-	22	-	-
Restatement of tax credits	186	355	936	1,996
Restatement of Escrow Deposits	206	393	-	-
PIS and COFINS of Interest on Shareholders' Equity	(9,117)	(9,117)	(9,447)	(9,447)
Other	6,963	9,348	2,714	5,413
Subtotal	6,702	19,326	(392)	7,838
Interest on shareholder´s equity	98,669	98,669	102,134	102,134
Total	**105,371**	**117,995**	**101,742**	**109,972**
Financial Expense				
Debt Charges	(10,745)	(20,588)	(11,430)	(25,422)
Monetary and Exchange Variations	548	395	(230)	(314)
Other	(2,399)	(3,557)	(2,277)	(4,040)
Subtotal	(12,596)	(23,750)	(13,937)	(29,776)
Total	**(12,596)**	**(23,750)**	**(13,937)**	**(29,776)**
Net financial income (expense)	**92,775**	**94,245**	**87,805**	**80,196**

	Consolidated			
	2010		2009	
	2nd quarter	**6 months**	**2nd quarter**	**6 months**
Financial Income				
Income from Financial Investments	34,631	64,513	17,863	40,712
Arrears of interest and fines	32,921	65,844	34,861	64,925
Restatement of tax credits	82	1,269	1,179	2,446
Restatement of Escrow Deposits	10,558	19,878	11,493	24,419
Monetary and Exchange Variations	17,951	27,657	(4,132)	19,114
Interest - CVA and Parcel "A" (Note 3)	1,536	24	11,832	29,191
Discount on purchase of ICMS credit	1,566	3,569	1,738	2,766
PIS and COFINS of Interest on Shareholders' Equity	(9,117)	(9,117)	(9,447)	(9,447)
Other	17,149	32,536	8,466	19,002
Subtotal	107,277	206,173	73,853	193,128
Interest on shareholder´s equity	-	-	-	-
Total	**107,277**	**206,173**	**73,853**	**193,128**
Financial Expense				
Debt Charges	(150,759)	(276,536)	(128,621)	(272,082)
Monetary and Exchange Variations	(12,669)	(43,777)	(13,840)	(43,428)
Interest - CVA and Parcel "A" (Note 3)	(3,627)	(3,627)	-	-
Other	(14,210)	(32,216)	(24,818)	(34,004)
Subtotal	(181,265)	(356,156)	(167,279)	(349,514)
Interest on shareholder´s equity	-	-	(409)	(409)
Total	**(181,265)**	**(356,156)**	**(167,688)**	**(349,923)**
Net financial income (expense)	**(73,988)**	**(149,983)**	**(93,835)**	**(156,795)**

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables
These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12) and (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss
These are financial assets that are (i) maintained for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement of the Company.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

iii. Held-to-maturity investments

These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company and its subsidiaries intend to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company classifies the in this category the security receivable from CESP (Note 6).

iv. Available for sale

Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the Company's equity.

The Company and its subsidiaries do not have financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement of the Company.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss

These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 17), (ii) loans and financing (Note 15), (iii) debt charges (Note 15), (iv) debenture charges (Note 16), (v) debentures (Note 16) and (vi) other accounts payable (Note 22).

b) Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

The Company's subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have also tried to increase the portion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants' reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit for 2010 is very low and the possibility of another energy rationing program becomes remote.

Risk of Acceleration of Debts: The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

c) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of June 30 and March 31, 2010, applying the above methodology, presented for comparison purposes only, are shown below:

	Parent Company			
	June 30, 2010		March 31, 2010	
	Accounting balance	Fair value	Accounting balance	Fair value
Debentures (note 16)	(463,673)	(469,168)	(453,122)	(458,997)
Total	**(463,673)**	**(469,168)**	**(453,122)**	**(458,997)**

	Consolidated			
	June 30, 2010		March 31, 2010	
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 15)	(3,870,281)	(3,680,874)	(3,256,657)	(3,036,021)
Debentures (note 16)	(3,587,293)	(3,637,464)	(3,125,867)	(3,164,007)
Total	**(7,457,574)**	**(7,318,338)**	**(6,382,524)**	**(6,200,028)**

d) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of June 30, 2010, the Company and its subsidiaries had the following swap operations:

Company / strategy / counterparts	Market values (book values)			Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market
	Asset	(Liability)	Market values, net						
Derivatives for protection of debts designated at fair value									
Exchange variation hedge									
CPFL Paulista									
ABN	8,880	-	8,879	16,899	(8,020)	yen	Jan 2012	376,983	Over the counter
Subtotal	**8,880**	**-**	**8,879**	**16,899**	**(8,020)**				
Derivatives for protection of debts not designated at fair value									
Exchange variation hedge									
CPFL Paulista									
Itau BBA	-	(71)	(71)	(22)	(49)	dollar	Oct 2010	30,121	Over the counter
CPFL Geração									
HSBC	-	(1,107)	(1,107)	(908)	(199)	dollar	Jul 2010 to Sep 2010	65,237	Over the counter
Hedge interest rate variation [1]									
CPFL Energia									
Citibank	97	(701)	(604)	96	(700)	CDI + spread	Sep 2010 to Sep 2014	450,000	Over the counter
RGE									
Santander	388	-	388	144	244	CDI	Jul 2010 to Dec 2013	280,000	Over the counter
Citibank	46	-	46	9	37	CDI	Dec 2010 to Dec 2013	100,000	Over the counter
Hedge interest rate variation [2]									
CPFL Piratininga									
HSBC	-	(128)	(128)	25	(153)	TJLP	Jan 2013	25,453	Over the counter
Santander	-	(151)	(151)	24	(175)	TJLP	Jan 2013	25,453	Over the counter
CPFL Geração									
HSBC	-	(257)	(257)	43	(300)	TJLP	Dec 2012	50,377	Over the counter
Subtotal	**531**	**(2,415)**	**(1,884)**	**(589)**	**(1,295)**				
Total	**9,411**	**(2,415)**	**6,995**	**16,310**	**(9,315)**				
Current	404	(1,281)							
Noncurrent	9,007	(1,134)							

Total	**9,411**	**(2,415)**

* For further details of terms and informationa bout debts and debentures, see Notes 15 and 16

(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments (note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the periods ended in June 30, 2010 and 2009, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)			
			2010		**2009**	
Company	**Hedged risk / Operation**	**Account**	2nd quarter	6 months	2nd quarter	6 months
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(14)	164	24	(60)
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	20	(231)	(253)	525
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(17,752)	(16,962)	(95,017)	(171,470)
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	(754)	(69)	12,469	43,227
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	-	-	-	(218)
CPFL Piratininga	Interest rate variation	Financial expense - Swap transactions	49	49	-	-
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	(328)	(328)	-	(126)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(11,031)	(8,238)	(119,386)	(204,924)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	161	619	(230)	(1,207)
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	754	1,586	215	9,580
RGE	Exchange variation	Financial expense - Adm other financial exp	-	-	(5,955)	(10,774)
RGE	Interest rate variation	Financial expense - Adm other financial exp	159	341	116	133
RGE	Marking to market	Financial expense - Derivative adjustment to fair value	(118)	(12)	(156)	577

(28,854)	(23,081)	**(208,173)**	**(334,737)**

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 150,949 (R$ 73,543 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES of the portion tied to the basket of currencies, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a loss of R$ 1,850 (R$ 901 in proportion to the participation of CPFL Geração) in the second quarter of 2010 and a loss of R$ 32,913 (R$ 16,035 in proportion to the participation of CPFL Geração) in the same period of 2009.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 470,394. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 419,761. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 30,841 and also has sufficient assets indexed in dollars (fund tied to foreign currency loans – Note 11) to offset any exchange impact.

e) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at June 30, 2010 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

Instruments	Exposure	Risk	Consolidated Exchange depreciation of 9.6%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	22,945	apprec. dollar	2,203	5,736	11,473
Financial liability instruments	(191,174)	apprec. dollar	(18,353)	(47,793)	(95,587)
Derivatives - Plain Vanilla Swap	98,657	apprec. dollar	9,471	24,664	49,329
	(69,572)		(6,679)	(17,393)	(34,785)
Financial liability instruments	(419,761)	apprec. yen	(40,297)	(104,940)	(209,881)
Derivatives - Plain Vanilla Swap	419,761	apprec. yen	40,297	104,940	209,881
	-		-	-	-
	(69,572)		(6,679)	(17,393)	(34,785)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of June 30, 2010 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 8.75% p.a.; IGP-M of 5.17% p.a.; TJLP of 6.00% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 462,765. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

			Consolidated		
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	1,976,203	CDI variation	61,657	43,230	86,459
Financial liability instruments	(4,912,096)	CDI variation	(153,258)	(107,453)	(214,905)
Derivatives - Plain Vanilla Swap	(614,566)	CDI variation	(19,174)	(13,443)	(26,887)
	(3,550,459)		(110,775)	(77,666)	(155,333)
Financial assets instruments	91,884	IGP-M variation	781	1,188	2,375
Financial liability instruments	(64,943)	IGP-M variation	(552)	(840)	(1,679)
	26,941		229	348	696
Financial liability instruments	(2,661,362)	TJLP variation	3,459	(39,920)	(79,840)
Derivatives - Plain Vanilla Swap	103,144	TJLP variation	(134)	1,548	3,094
	(2,558,218)		3,325	(38,372)	(76,746)
Total increase	(6,081,736)		(107,221)	(115,690)	(231,383)

* The CDI, IGP-M and TJLP indexes considered of 11.87%, 6.02% and 5.87%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(29) SUBSEQUENT EVENT

Loans and Financing

The Meeting of the Board of Directors held on July 28, 2010 approved that the distribution subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and CPFL Santa Cruz take all measures necessary to obtain rural credit financing from Banco do Brasil of a total of up to R$ 500 million, with a term of up to 5 years and at a cost of 98.5% of the CDI plus structuring commission. The Company will be the guarantor for all these operations by providing sureties or aval guarantees.

07.01 – COMMENTS ON PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 384,230 in the second quarter of 2010, an increase of 33.0% (R$ 95,262) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	2nd quarter 2010	2nd quarter 2009
CPFL Paulista	180,323	102,343
CPFL Piratininga	60,032	73,900
RGE	80,119	33,796
CPFL Santa Cruz	6,936	4,809
CPFL Leste Paulista	4,630	3,271
CPFL Jaguari	3,197	1,183
CPFL Sul Paulista	4,444	3,288
CPFL Mococa	3,248	1,883
CPFL Geração	70,917	95,307
CPFL Brasil	41,368	54,411
CPFL Atende	(606)	(653)
CPFL Planalto	2,815	1,627
CPFL Serviços	898	(7,665)
CPFL Jaguariúna	(54)	(61)
CPFL Jaguari Geração	1,941	2,018
Total	**460,208**	**369,457**

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

Information	2nd quarter 2010	2nd quarter 2009	Variation	1st Half 2010	1st Half 2009	Variatio
	Consolidated					
GROSS REVENUE	**4,009,550**	**3,926,774**	**2.1%**	**8,118,357**	**7,514,529**	**8.0%**
Electricity sales to final consumers (¹)	3,442,715	3,365,225	2.3%	7,036,739	6,412,214	9.7%
Electricity sales to wholesaler	248,488	315,756	-21.3%	459,579	594,635	-22.7%
Other operating revenues (¹)	318,347	245,793	29.5%	622,039	507,680	22.5%
DEDUCTION FROM OPERATING REVENUE	(1,369,541)	(1,278,301)	7.1%	(2,693,284)	(2,480,088)	8.6%
NET OPERATING REVENUE	**2,640,009**	**2,648,473**	**-0.3%**	**5,425,073**	**5,034,441**	**7.8%**
ENERGY COST	**(1,528,916)**	**(1,638,753)**	**-6.7%**	**(3,166,018)**	**(3,081,341)**	**2.7%**
Electricity purchased for resale	(1,230,627)	(1,329,525)	-7.4%	(2,555,142)	(2,535,143)	0.8%
Electricity network usage charges	(298,289)	(309,228)	-3.5%	(610,876)	(546,198)	11.8%
OPERATING COST/EXPENSE	**(436,401)**	**(460,827)**	**-5.3%**	**(893,076)**	**(887,529)**	**0.6%**
Personnel	(145,687)	(144,102)	1.1%	(292,537)	(268,299)	9.0%
Employee pension plan	21,800	(921)	-2467.0%	43,599	(1,840)	-2469.5%
Material	(19,219)	(17,501)	9.8%	(36,113)	(31,864)	13.3%
Outsourced Services	(109,020)	(91,875)	18.7%	(206,612)	(182,612)	13.1%
Depreciation and Amortization	(96,618)	(97,022)	-0.4%	(193,551)	(193,316)	0.1%
Merged Goodwill Amortization	(46,204)	(46,725)	-1.1%	(90,892)	(93,449)	-2.7%
Other	(41,453)	(62,681)	-33.9%	(116,970)	(116,149)	0.7%
INCOME FROM ELECTRIC UTILITY SERVICES	**674,692**	**548,893**	**22.9%**	**1,365,979**	**1,065,571**	**28.2%**
FINANCIAL INCOME (EXPENSE)	**(73,988)**	**(93,835)**	**-21.2%**	**(149,983)**	**(156,795)**	**-4.3%**
Income	107,277	73,853	45.3%	206,173	193,128	6.8%
Expense	(181,265)	(167,279)	8.4%	(356,156)	(349,514)	1.9%
Interest on Shareholders' Equity	-	(409)	0.0%	-	(409)	0.0%
INCOME BEFORE TAX	**600,704**	**455,058**	**32.0%**	**1,215,996**	**908,776**	**33.8%**
Social Contribution	(56,788)	(42,885)	32.4%	(116,327)	(88,060)	32.1%
Income Tax	(157,263)	(120,915)	30.1%	(320,398)	(244,669)	31.0%
INCOME BEFORE INTERESTS	**386,653**	**291,258**	**32.8%**	**779,271**	**576,047**	**35.3%**
Noncontrolling interest	(2,423)	(2,699)	-10.2%	(4,842)	(4,785)	1.2%
Reversal of Interest on Shareholders' Equity	-	409	-	-	409	-
NET INCOME FOR THE PERIOD	**384,230**	**288,968**	**33.0%**	**774,429**	**571,671**	**35.5%**
EBITDA	**793,291**	**690,862**	**14.8%**	**1,601,981**	**1,349,391**	**18.7%**

Net Income for the Period and EBITDA Reconciliation (2)					
NET INCOME FOR THE PERIOD	**384,230**	**288,968**		**774,429**	**571,671**
Employee Pension Plan	(21,800)	921		(43,599)	1,840
Depreciation and Amortization	142,822	143,747		284,443	286,765
Financial Income (Expense)	73,988	93,835		149,983	156,795
Social Contribution	56,788	42,885		116,328	88,060
Income Tax	157,263	120,915		320,398	244,669
Reversal of Interest on Net Equity	-	(409)		-	(409)
EBITDA	**793,291**	**690,862**		**1,601,982**	**1,349,391**

(¹) The reclassification of revenue from the Network Usage Charge - TUSD - Captive Consumers was not taken into account in presentation o
the Comments on Consolidated Performance (note 24)
(²) Information not reviewed by the independent accountants

Gross Operating Revenue

The Gross Operating Revenue in the second quarter of 2010 was R$ 4,009,550, up 2.1% (R$ 82,776) on the same period of the previous year.

The main factors that contributed to this change were:

· An increase of R$ 20,449 in the electric energy supply billed, as a result of the increase of 5.3% in the amount of energy billed to final consumers and of 2.4% in the average tariffs charged, mainly due to the adjustment to the distributors' tariffs;

· An increase of R$ 57,034 in the regulatory assets and liabilities, mainly due to the effects of recording the regulatory asset resulting from RGE's tariff readjustment (Note 3.b.2) in 2010 and the amortization of the regulatory liability generated by repositioning of the distributors' tariff review in 2009, particularly that of CPFL Piratininga (Note 3.b.1);

· A decrease of R$ 67,268 in the energy supplied, mainly due to the reduction of 10.6% in the quantity of energy supplied and a 12.0% decrease in the average tariff charged.

· An increase of R$ 72.554 in Other Operating Revenue, particularly due to the increase of R$ 65,366 in income from the Tariff for the Use of the Distribution System – TUSD for free customers, due to the revival of industrial activity, the effects of the tariff adjustment and the migration of captive clients to the free market.

Ø Quantity of Energy Sold

An increase of 5.3% was recorded in the quantity of energy billed to final consumers in the second quarter of 2010.

The residential, commercial and industrial classes, which account for 85.1% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 6.2%, 6.8% and 7.8% respectively, compared with the same quarter of the previous year.

The categories residential and commercial classes benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years and the reduced IPI incentive in effect up to January 31, 2010, which resulted in increased purchases of household electrical goods and a dynamic retail trade. Additionally, higher temperatures than those of the previous year boosted consumption.

The amount sold to the industrial class shows that this category is overcoming the negative effects of the international crisis that affected the industry in our concession area until mid-2009. Resumption of industrial operations was fueled by a series of tax exemptions, which encouraged bringing forward scheduled production to reduce costs. Growth in the second quarter was less than in the first quarter, on account of the withdrawal of these tax incentives.

The quantity of energy supplied fell 10.6%, mainly in the sales to the CCEE as a result of the lower energy balances, and the decrease in CPFL Brasil's sales to other concessionaires.

Ø Tariffs

In the second quarter of 2010, the energy supply tariffs applied fell by an average of 2.4%, mainly due to the impacts of the tariff adjustments of the distribution subsidiaries:

- CPFL Paulista: -5.69% from April 2010;
- RGE: 3.96% from June 2010;
- CPFL Santa Cruz: -2,53%, CPFL Jaguari: 3.67%, CPFL Mococa: 3.24%, CPFL Leste Paulista: -8.47% and CPFL Sul Paulista: 4.94%, all from February 2010;
- CPFL Piratininga: -2.12% from October 2009.

72

Deductions from Operating Revenue

Deductions from Operating Income in the second quarter of 2010 amounted to R$ 1,369,541, an increase of 7.1% (R$ 91,240) in relation to the same quarter of 2009, mainly due to an increase of R$ 33,712 in taxes on revenue (PIS, COFINS and ICMS) and the increase of R$ 43,320 in CCC and CDE charges.

Cost of Electric energy

Cost of Electric Energy in the quarter totaled R$ 1,528,916, a decrease of 6.7% (R$ 109,837) in relation to the same period of the previous year:

Ø **Electric energy purchased for Resale**

The balance of electric energy purchased for resale was R$ 1,230,627, a decrease of 7.4% (R$ 98,898), mainly due to the 6.5% decrease in the amount of energy bought in the quarter and tariff adjustments.

Ø **Tariff for the Use of the Distribution System**

The balance of tariff for the Use of the Distribution System was R$ 298,289, falling 3.5% (R$ 10,939) in the second quarter of 2010, basically due to the effects of deferral and amortization of regulatory assets and liabilities, particularly those relating to the activation of thermoelectric power plants in 2008 and energy supply risk, amortized in 2009.

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 436,401, a decrease of 5.3% (R$ 24,426) compared to the same period of the previous year, mainly due to:

·   Private Pension Fund: recorded income of R$ 21,800 in the quarter and expense of R$ 921 in the second quarter of 2009, largely as a result of the nominal earnings expected on the plan assets, based on an Actuarial Report;

·   Increase of 18.7% (R$ 17,145) in Outsourced Services as a result of price increases; maintenance expenses relating to the electric system, increase on expenses related to hardware and software due to system changes and telephone services;

·   Reduction of 33.9% (R$ 21,228) in Other Expense, due to:

(i)   a decrease in Legal, Court and Indemnity expenses (R$ 31,684), explained mainly by CPFL Paulista having reversed R$39,502 from the provision in respect of the discussion involving PIS/COFINS (Note 21), which is offset by the reversal of R$4,850 in 2009 and by the increase in expenses in the period of R$ 2,993;

(ii)   an increase in the expense for Allowance for Doubtful Accounts of R$ 6,387 due to the combined effect of expenses posted in the quarter and the recovery of credits in 2009.

Financial Income (Expense)

The net Financial Income (Expense) in the second quarter of 2010 was an expense of R$ 73,988, compared with R$ 93,835 in the same period of 2009, a decrease of 21.2% (R$ 19,847):

Ø **The financial income increased R$ 33,424 (45.3%), mainly due to:**

·   An increase of R$ 16,768 in earnings on short-term financial investments as a result of the higher balance of cash and cash equivalents in the second quarter of 2010;

·   A reduction in interest on CVA and Parcel "A" (R$ 10,296) due to liquidation of the assets balances;

·   An increase in monetary and exchange restatement (R$ 22,083), largely due to the effect of R$ 7,994 in respect of restatement of the fund tied to CPFL Paulista's loan in foreign currency and the increase of R$ 10,209 relating to restatement of the regulatory assets generated in RGE's 2010 tariff adjustment.

Ø **The financial expense increased R$ 13,986 (8.4%) mainly due to:**

·   An increase of R$ 22,138 in interest on debt charges mainly due to the increase in indebtedness as a result of the new investments by CPFL Geração;

·   A reduction of R$ 13,579 in Other Financial Expense, mainly as a result of RGE recording the fine in respect of the DEC and FEC indicators in the second quarter of 2009.

Social Contribution and Income Tax

Taxes on income in the second quarter of 2010 totaled R$ 214,051, an increase of 30.7% (R$ 50,251) in relation to the same quarter of 2009, mainly as a result of the 32.0% increase in pre-tax income.

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 384,230, 33.0% (R$ 95,262) higher than in the same period of 2009.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the second quarter of 2010 was R$ 793,291, 14.8% (R$ 102,429) higher than the EBITDA for the same period of 2009.

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	36.48
COMMERCIAL, INDUSTRIAL AND OTHER		72,650,091		72,650,091	
02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	27.72
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790		205,487,715,790	
03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	2.08
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565	
04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	10.47
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896		53,031,258,896	
05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	30.51
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578		807,168,578	

75

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT	
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF NEXT EVENT	09/03/2012

19.01 – CAPITAL EXPENDITURE

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the six month-period ended June 30, 2010, as well as the three years ended December 31, 2009, 2008 and 2007.

In millions of R$			
	Year Ended December 31,		
6 months 2010	**2009**	**2008**	**2007**
Distribution			
CPFL Paulista	223	344	279	291
CPFL Piratininga	107	132	123	144
RGE	99	215	226	221
CPFL Santa Cruz	14	20	18	11
Other	11	34	19	9
	454	**745**	**665**	**676**
Generation	**262**	**570**	**502**	**445**
Commercialization	**38**	**10**	**8**	**9**
Other	**-**	**2**	**3**	**2**
Total	**754**	**1,327**	**1,178**	**1,132**

We plan to effect capital expenditure totaling approximately R$ 1,724 million in 2010 and approximately R$ 1,454 million in 2011. Of the total budgeted capital expenditure over this period, R$ 2,018 million is for distribution and R$ 1,160 million is for generation.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as June 30, 2010

Shareholders	Common Shares	Interest - %
VBC Energia S.A.	122,948,720	25.55
BB Carteira Livre I FIA	149,233,727	31.02
Bonaire Participações S.A.	60,713,511	12.62
BNDES Participações S.A.	40,526,739	8.42
Board of directors	112	-
Executive officers	5,624	-
Other shareholders	107,708,697	22.39
Total	**481,137,130**	**100.00**

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2010 and 2009:

Shareholders	June 30, 2010		June 30, 2009	
	Common Shares	%	Common Shares	%
Controlling shareholders	333,314,879	69.28	333,314,881	69.45
Administrator				
Executive officers	5,624	0.00	31,152	0.01
Board of directors	112	0.00	3,110	0.00
Fiscal Council Members	-	-	-	-
Other shareholders – Free float	147,816,515	30.72	146,561,795	30.54
Total	**481,137,130**	**100.00**	**479,910,938**	**100.00**
Outstanding shares	**147,816,515**	**30.72**	**146,561,795**	**30.54**

78

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to the individuals level, as of June 30, 2010:

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(a)	Átila Holdings S/A	1,815,927	49.58	70,530	50.00	1,886,457	49.59
(b)	Camargo Corrêa Energia S.A.	1,100,652	30.05	47,018	33.33	1,147,670	30.17
(c)	Camargo Corrêa S.A.	581,201	15.87	23,512	16.67	604,713	15.90
	Other shareholders	164,951	4.50	-	-	164,951	4.34
	Total	**3,662,731**	**100.00**	**141,060**	**100.00**	**3,803,791**	**100.00**

(a)   Átila Holdings S/A

	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	280,767,655	38.91
	Camargo Corrêa S.A	440,877,607	61.09
	Total	**721,645,262**	**100.00**

(b)   Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
	Other shareholders	-	-	6	-	6	-
	Total	**518,860**	**100.00**	**518,860**	**100.00**	**1,037,720**	**100.00**

(c)   Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
	Other shareholders	5	0.01	1	-	6	-
	Total	**48,946**	**100.00**	**93,100**	**100.00**	**142,046**	**100.00**

(d)   Contruções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	317,865	100.00	87,772	99.99	405,637	99.99
	Other shareholders	5	-	8	0.01	13	0.01
	Total	**317,870**	**100.00**	**87,780**	**100.00**	**405,650**	**100.00**

(e)   Camargo Corrêa Investimento em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	685,162,736	100.00
	Other shareholders	6	-
	Total	**685,162,742**	**100.00**

(f)   Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	750,000	33.33	-	-	750,000	11.11
(h)	RCNON Empreendimentos e Participações S.A	750,000	33.33	-	-	750,000	11.11
(i)	RCPODON Empreendimentos e Participações S.A	750,000	33.34	-	-	750,000	11.12
(j)	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09

Other shareholders	0	-		-	-	0	-
Total	**2,250,000**	**100.00**		**4,500,000**	**100.00**	**6,750,000**	**100.00**

(g) RCABON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred shares	%	TOTAL	
Rosana Camargo Arruda Botelho	749,850	100.00	-	-	749,850	9
Other shareholders	-	-	150	100	150	
Total	**749,850**	**100.00**	**150**	**100.00**	**750,000**	1

(h) RCNON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred shares	%	TOTAL	
Renata de Camargo Nascimento	749,850	100	-	-	749,850	9
Other shareholders	-	-	150	100	150	
Total	**749,850**	**100**	**150**	**100**	**750,000**	1

(i) RCPODON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred shares	%	TOTAL	
Regina de Camargo Pires Oliveira Dias	749,850	100.00	-	-	749,850	9
Other shareholders	-	-	150	100	150	
Total	**749,850**	**100.00**	**150**	**100.00**	**750,000**	1

(j) RCABPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,499,890	99.99
Other shareholders	110	0.01
Total	**1,500,000**	**100.00**

(k) RCNPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Renata de Camargo Nascimento	1,499,890	99.99
Other shareholders	110	0.01
Total	**1,500,000**	**100**

(l) RCPODPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Regina de Camargo Pires Oliveira Dias	1,499,850	99.99
Other shareholders	150	0.01
Total	**1,500,000**	**100.00**

(m) RRRPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,980	33.33
Renata de Camargo Nascimento	1,980	33.33
Regina de Camargo Pires Oliveira Dias	1,980	33.34
Total	**5,940**	**100.00**

Shareholder's composition of Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I holding more than 5% of the shares of same type and class, up to the individuals level, as of June 30, 2010.

Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

Shareholders	Cotas	%
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,542	100.00
Total	**130,163,542**	**100.00**

Shareholders of Bonaire Participações S.A. holding more than 5% of the shares of the same type and class, up to the individual level, as of June 30, 2010

(a)

Shareholders	Common Shares	%
Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
Other shareholders	6	-
Total	**66,728,878**	**100.00**

(a)   Energia São Paulo Fundo de Investimento em Participações

(b)

Shareholders	Cotas	%
Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
Fundação Sistel de Seguridade Social	256,722,311	32.22
Total	**796,479,768**	**100.00**

(b)   Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114

Shareholders	Common Shares	%
Fundação CESP	353,528,507	100.00
Total	**353,528,507**	**100.00**

Shareholders of BNDES Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of June 30, 2010

Shareholders	Common Shares	%
Banco Nacional de Desenv. Econômico e Social **(*)**	1	100.00
Total	**1**	**100.00**

(*)   State agency – Brazilian Federal

The quantity of shares are expressed in units.

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company's By-Laws.

Social Report / Six-month period ended in June 2010 and 2009 (*)

Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	6 month-period ended June 2010 Value (R$ thousand)			6 month-period ended June 2009 Value (R$ thousand)		
Net Revenues (NR)			5,425,073			5,034,441
Operating Result (OR)			1,215,996			908,776
Gross Payroll (GP)			258,418			241,752
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	19,799	7.66%	0.36%	18,870	7.81%	0.37%
Mandatory payroll taxes	69,810	27.01%	1.29%	61,975	25.64%	1.23%
Private pension plan	12,399	4.80%	0.23%	12,132	5.02%	0.24%
Health	14,535	5.62%	0.27%	13,310	5.51%	0.26%
Occupational safety and health	1,006	0.39%	0.02%	917	0.38%	0.02%
Education	893	0.35%	0.02%	930	0.38%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	4,465	1.73%	0.08%	1,648	0.68%	0.03%
Day-care / allowance	544	0.21%	0.01%	548	0.23%	0.01%
Profit / income sharing	20,532	7.95%	0.38%	21,560	8.92%	0.43%
Others	2,964	1.15%	0.05%	1,940	0.80%	0.04%
Total - internal social indicators	146,948	56.86%	2.71%	133,830	55.36%	2.66%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	420	0.03%	0.01%	1,313	0.14%	0.03%
Culture	4,408	0.36%	0.08%	2,039	0.22%	0.04%
Health and sanitation	801	0.07%	0.01%	282	0.03%	0.01%
Sport	0	0.00%	0.00%	115	0.01%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,084	0.09%	0.02%	482	0.05%	0.01%
Total contributions to society	6,713	0.55%	0.12%	4,231	0.47%	0.08%
Taxes (excluding payroll taxes)	2,740,622	225.38%	50.52%	2,423,759	266.71%	48.14%
Total - external social indicators	2,747,335	225.93%	50.64%	2,427,990	267.17%	48.23%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	52,923	4.35%	0.98%	42,168	4.64%	0.84%
Investments in external programs and/or projects	34,787	2.86%	0.64%	26,002	2.86%	0.52%
Total environmental investments	87,710	7.21%	1.62%	68,171	7.50%	1.35%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%

5 - Staff Indicators	1st half 2010	1st half 2009
Nº of employees at the end of period	7,515	7,240
Nº of employees hired during the period	658	416
Nº of outsourced employees	NA	7,203
Nº of interns	230	214
Nº of employees above 45 years age	2,081	2,007
Nº of women working at the company	1,577	1,315
% of management position occupied by women	9.58%	9.54%
Nº of Afro-Brazilian employees working at the company	781	701
% of management position occupied by Afro-Brazilian employees	1.30%	1.69%
Nº of employees with disabilities	296	296

6 - Relevant information regarding the exercise of corporate citizenship	1st half 2010			1st half 2009		
Ratio of the highest to the lowest compensation at company	74.49			74.85		
Total number of work-related accidents	9			8		
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(X) are suggested	( ) are required	( ) are not considered	(X) are suggested	( ) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 790,497	in Procon 433	in the Courts 873	in the company 347,965	in Procon 747	in the Courts 906
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 53.21%	in the company 100%	in Procon 100%	in the Courts 54.54%
	Six-month-period 2010:			Six-month-period 2009:		
Total value-added to distribute (R$ 000):			4,219,322			3,713,767
Value-Added Distribution (VAD):	66% government 6% employees 18% shareholders 10% third parties % retained			68% government 7% employees 15% shareholders 10% third parties % retained		

7 - Other Information

In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors



CPFL Energia S.A.
Added Value Statements
For the periods ended June 30, 2010 and 2009
(in thousands of Brazilian Reais)

		Parent Company				Consolidated			
		2010		2009		2010		2009	
		2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half
1 -	Revenues	2	2	83	112	4,557,671	8,971,588	4,193,329	7,990,41
	1.1 - Operating revenues	2	2	-	-	4,009,550	8,118,357	3,926,774	7,514,52
	1.2 - Revenues related to the construction of own assets	-	-	83	112	566,429	885,839	278,512	484,83
	1.3 - Allowance for doubtful accounts	-	-	-	-	(18,308)	(30,081)	(11,921)	(8,81
	1.4 - Provision for losses on the realization of regulatory assets	-	-	-	-	-	(2,527)	(36)	(13
2-	(-) Inputs	(5,187)	(9,060)	(4,588)	(7,722)	(2,383,780)	(4,668,288)	(2,232,881)	(4,180,71
	2.1 - Electricity Purchased for Resale	-	-	-	-	(1,698,061)	(3,509,854)	(1,809,531)	(3,404,04
	2.2 - Material	(24)	(39)	(4)	(12)	(371,046)	(537,799)	(140,278)	(236,04
	2.3 - Outsourced Services	(3,778)	(6,580)	(1,981)	(3,822)	(262,308)	(485,925)	(207,680)	(390,56
	2.4 - Other	(1,385)	(2,441)	(2,603)	(3,888)	(51,217)	(132,508)	(74,286)	(147,77
	2.5 - Cost of Service Rendered	-	-	-	-	(1,148)	(2,202)	(1,106)	(2,29
3-	Gross Added Value (1 + 2)	(5,185)	(9,058)	(4,505)	(7,610)	2,173,891	4,303,300	1,960,448	3,809,70
4-	Retentions	(36,914)	(72,306)	(37,216)	(74,433)	(149,569)	(297,776)	(149,777)	(298,57
	4.1 - Depreciation and Amortization	(36)	(66)	(29)	(59)	(103,365)	(206,885)	(103,053)	(205,12
	4.2 - Amortization of intangible assets	(36,878)	(72,240)	(37,187)	(74,374)	(46,204)	(90,891)	(46,724)	(93,44
5-	Net Added Value Generated (3 + 4)	(42,099)	(81,364)	(41,721)	(82,043)	2,024,322	4,005,524	1,810,671	3,511,12
6-	Added Value Received in Transfer	476,027	917,406	378,512	717,886	115,835	213,815	82,436	202,63
	6.1 - Financial Income	15,819	28,443	9,055	17,285	118,258	218,657	85,135	207,42
	6.2 - Equity in Subsidiaries	460,208	888,963	369,457	700,601	-	-	-	
	6.3 - Non-Controlling Shareholder's Equity	-	-	-	-	(2,423)	(4,842)	(2,699)	(4,78

7-	Added Value to be Distributed (5 + 6)	433,928	836,042	336,791	635,843	2,140,157	4,219,339	1,893,107	3,713,76
8-	Distribution of Added Value								
	8.1 - Personnel and Charges	834	1,566	404	951	120,453	237,734	141,673	262,96
	8.1.1 - Direct Remuneration	770	1,453	389	852	95,082	184,756	90,619	177,04
	8.1.2 - Benefits	33	52	12	28	17,807	38,372	44,336	70,69
	8.1.3 - Government severance indemnity fund for employees - F.G.T.S.	31	61	3	71	7,564	14,606	6,718	15,21
	8.2 - Taxes, Fees and Contributions	36,251	36,256	33,486	33,421	1,419,582	2,795,963	1,281,123	2,501,97
	8.2.1 - Federal	36,245	36,250	33,486	33,421	747,461	1,437,891	629,359	1,233,60
	8.2.2 - State	-	-	-	-	671,045	1,351,953	650,593	1,262,49
	8.2.3 - Municipal	6	6	-	-	1,076	6,119	1,171	5,87
	8.3 - Interest and Rentals	12,613	23,791	13,933	29,800	215,892	411,213	181,343	377,15
	8.3.1 - Interest	12,588	23,744	13,903	29,731	211,989	404,340	177,832	370,56
	8.3.2 - Rental	25	47	30	69	3,903	6,873	3,511	6,59
	8.3.3 - Other	-	-	-	-	-	-	-	
	8.4 - Interest on capital	384,230	774,429	288,968	571,671	384,230	774,429	288,968	571,67
	8.4.1 - Interest on net equity	-	-	-	-	-	-	-	
	8.4.2 - Dividends	384,230	774,429	288,968	571,671	384,230	774,429	288,968	571,67
	8.4.3 - Retained profits	-	-	-	-	-	-	-	
		433,928	836,042	336,791	635,843	2,140,157	4,219,339	1,893,107	3,713,76

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   Date: June 30, 2010

21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors' review report

To
The Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information of CPFL Energia S.A. ("The Company") and consolidated quarterly financial information of the Company and its' subsidiaries as of June 30, 2010. The financial information is comprised of the balance sheets, the statements of income, shareholders' equity, cash flows and added value, and the footnotes and performance report, which were prepared under the responsibility of the Company's Management

2. The quarterly financial information of the jointly-owned indirect subsidiary Chapecoense Geração S.A. as of June 30, 2010 was reviewed by other independent auditors, who issued an unqualified special review report on July 19, 2010. CPFL Energia S.A. reports its indirect interest in Chapecoense Geração S.A. using the equity method of accounting and consolidates this investment using the proportional consolidation method. As of June 30, 2010, the balance of this investment is R$ 341,200 thousand, and the equity in income of this investment in the net income for this three-month period is a R$15 thousand loss. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 1,275,443 thousand as of June 30, 2010. Our report, in relation to the amounts generated by this indirect investment is based exclusively on the report of the review conducted by the independent auditors of Chapecoense Geração S.A.

3. Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

4. Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in the first paragraph, for it to be in conformity with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly financial information.

5. The statements of income, cash flows and shareholders' equity, for of the jointly-owned indirect BAESA – Energética Barra Grande the three-month period ended June 30, 2009, were reviewed by other independent auditors who issued an unqualified special review report thereon, dated July 21, 2009. Our report for that time does not refer to the amounts and values related to the indirect investment, it is based exclusively on the review report issued by the Independent Auditors of BAESA - Energetica Barra Grande S.A.

6. The statements of income, cash flows and shareholders' equity, of the jointly-owned indirect Campos Novos Energia S.A. for the three-month period ended June 30, 2009, were reviewed by other independent auditors who issued a qualified special review report thereon, dated July 21, 2009, due to the fact that the Company used depreciation taxes determined by Ordinance DNAEE 815/1994, for the good of concession, and not considering the limits of the concession. The administration concluded, based on communication received from the regulatory agent, that the adopted treatment should be maintained, using the depreciation taxes, determined by the referred Ordinance. Our report for that time does not refer to the amounts and the values related to the indirect investment, it is based exclusively on the review report issued by the Independent Auditors of Campos Novos Energia S.A.

7. As mentioned in footnote n° 3 (c.6) to the quarterly financial information, as result of the 2009 tariff review established on the concession agreement, the Brazilian Electricity Agency - ANEEL ratified, on a temporary basis, the financial components of the power overcontracted of its direct subsidiaries Companhia Piratininga de Força e Luz and Companhia Paulista de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

8. As mentioned in footnote n° 2, during 2009, as approved by CVM, several pronouncements, interpretations and technical guidance issued by the Committee for Accounting Pronouncements (CPC) were put into effect for 2010, which changed the accounting practices adopted in Brazil. As authorized by the CVM Resolution 603/09, Company's Management opted to present its Quarterly Financial Information (ITR) using the accounting practices adopted in Brazil up to December 31, 2009, i.e. did not apply these regulatory rules in effect for 2010. As required by the aforementioned CVM Resolution 603/09, the Company disclosed this fact in footnote n° 2 to the ITR. The description of the main changes that may have an impact on the financial statements of the year end and the clarifications for the reasons that preclude the presentation of an estimate of their possible effects on equity and on the result for the period, as required by Resolution, are mentioned in the same note.

Campinas, July 29, 2010

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Contador CRC 1SP125991/O-0

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR	**Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	**Date: June 30, 2010**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

SUBSIDIARY / ASSOCIATED

COMPANY NAME
CPFL COMERCIALIZAÇÃO BRASIL S/A

22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 04/01/2010 to 06/30/2010	4 - 01/01/2010 to 06/30/2010	5 - 04/01/2009 to 06/30/2009	6 - 01/01/2009 to 06/30/2009
3.01	Operating revenues	455,010	839,328	512,434	922,595
3.02	Deductions from operating revenues	(49,038)	(90,470)	(70,183)	(130,888)
3.02.01	ICMS	(7,668)	(14,207)	(24,021)	(47,897)
3.02.02	PIS	(7,308)	(13,466)	(8,133)	(14,598)
3.02.03	COFINS	(33,662)	(62,031)	(37,457)	(67,239)
3.02.04	ISS	(400)	(766)	(572)	(1,154)
3.03	Net operating revenues	405,972	748,858	442,251	791,707
3.04	Cost of sales and/or services	(334,916)	(578,380)	(357,569)	(639,201)
3.04.01	Electric energy purchased for resale	(328,006)	(566,949)	(351,107)	(626,023)
3.04.02	Electric energy network usage charges	-	(17)	(4)	422
3.04.03	Material	(29)	(77)	(184)	(386)
3.04.04	Outsourced services	(6,881)	(11,337)	(6,274)	(13,214)
3.05	Gross operating income	71,056	170,478	84,682	152,506
3.06	Operating expenses/income	(9,530)	(16,364)	(5,460)	(6,243)
3.06.01	Sales and Marketing	(9,166)	(15,732)	(6,608)	(12,439)
3.06.02	General and administrative	(790)	(976)	(291)	(1,043)
3.06.03	Financial	426	344	1,439	7,239
3.06.03.01	Financial income	5,396	10,253	2,582	6,940
3.06.03.02	Financial expenses	(4,970)	(9,909)	(1,143)	299
3.06.03.02.01	Financial expenses	(4,862)	(9,801)	(1,143)	299
3.06.03.02.02	Interest on shareholders' equity	(108)	(108)	-	-

3.06.04	Other operating income	-	-	-	-
3.06.05	Other operating expense	-	-	-	-
3.06.06	Equity in subsidiaries	-	-	-	-
3.07	Income from operations	61,526	154,114	79,222	146,263
3.08	Nonoperating income (expense)	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxes on income and noncontrolling interest	61,526	154,114	79,222	146,263
3.10	Income tax and social contribution	(21,132)	(51,921)	(24,631)	(43,650)
3.10.01	Social contribution	(5,635)	(13,800)	(6,588)	(11,688)
3.10.02	Income tax	(15,497)	(38,121)	(18,043)	(31,962)
3.11	Deferred income tax and social contribution	866	1,174	(180)	(1,670)
3.11.01	Social contribution	229	311	(47)	(442)
3.11.02	Income tax	637	863	(133)	(1,228)
3.12	Statutory profit sharing/contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	108	108	-	-
3.15	Net income (loss) for the period	41,368	103,475	54,411	100,943
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE (Reais)	13.79593	34.50817	18.14568	33.66377
	LOSS PER SHARE (Reais)				

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Net Operating Revenue

Consolidated Net Operating Revenue for the second quarter of 2010 was R$ 405,972, a decrease of R$ 36,279 (8.2%) in relation to the same quarter of 2009. This decrease is basically explained by the decrease in the parent company's revenue from energy sales, which fell R$ 34,742 impacted by the 110 GWh decrease in volume of energy sales and a 4.7% reduction in the average price.

Net Income and EBITDA

Net income of R$ 41,368 was recorded in the second quarter of 2010, a decrease of R$ 13,043 (24.0%), compared with the same quarter of 2009.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the second quarter of 2010 was R$ 41,368, 21.1% lower than the R$ 78,258 recorded in the same quarter of 2009 (information not reviewed by the Independent Auditors).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

91

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: June 30, 2010**

SUMMARY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2010


CPFL ENERGIA S.A.


By: /s/   WILSON P. FERREIRA JÚNIOR

         Name: **Wilson P. Ferreira Júnior**
         Title: **Chief Financial Officer and Head of Investor Relations**

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.